Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

MCGRAW HILL FINANCIAL, INC.,

VENUS SUB LLC,

SNL FINANCIAL LC

and

NEW MOUNTAIN PARTNERS III (AIV-C), L.P.,

solely as the Unitholders’ Representative

Dated as of July 24, 2015

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ARTICLE IV Representations and Warranties of Parent and Merger Sub		51
4.1.	Organization	51
4.2.	Authorization and Enforceability	52
4.3.	No Violation	52
4.4.	Governmental Consents	52
4.5.	Litigation	53
4.6.	Sufficient Funds	53
4.7.	Operations of Merger Sub	53
4.8.	No Inducement or Reliance; Independent Assessment	53
4.9.	No Brokers	54
4.10.	Disclaimer	54

ARTICLE V Covenants		55
5.1.	Conduct of the Company	55
5.2.	Access to Information Prior to the Closing	57
5.3.	Regulatory Filings	58
5.4.	Tax Matters	59
5.5.	Employee Matters	61
5.6.	Indemnification; Insurance	63
5.7.	Non-Solicitation	65
5.8.	Preservation of Books and Records	65
5.9.	Public Announcements	67
5.10.	Release	67
5.11.	Termination of Affiliate Arrangements	68
5.12.	Reasonable Best Efforts	68
5.13.	Consents	68
5.14.	Financing Cooperation; Payoff Letters	69

ARTICLE VI Conditions to Closing		70
6.1.	Conditions to All Parties’ Obligations	70
6.2.	Conditions to the Company’s Obligations	70
6.3.	Conditions to Parent’s and Merger Sub’s Obligations	71

ARTICLE VII Survival		71
7.1.	Survival	71

ARTICLE VIII Termination		72
8.1.	Termination	72
8.2.	Procedure and Effect of Termination	73

ARTICLE IX Miscellaneous		74
9.1.	Unitholders’ Representative	74
9.2.	Expenses	76
9.3.	Notices	76
9.4.	Governing Law	78
9.5.	Entire Agreement	79
9.6.	Severability	79

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9.7.	Amendment	79
9.8.	Effect of Waiver or Consent	80
9.9.	Parties in Interest; Limitation on Rights of Others	80
9.10.	Assignability	81
9.11.	Disclosure Generally	81
9.12.	Jurisdiction; Court Proceedings	82
9.13.	Waiver of Jury Trial	82
9.14.	No Other Duties	82
9.15.	Reliance on Counsel and Other Advisors	83
9.16.	Remedies	83
9.17.	Specific Performance	83
9.18.	Counterparts	83
9.19.	Further Assurances	84
9.20.	Legal Representation	84

Exhibits and Annexes

Exhibit A	[Intentionally omitted]
Exhibit B	Calculation of Closing Net Working Capital
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Form of Option Payment Letter
Exhibit F	Conduct of Business Exceptions
Exhibit G	Allocation Schedule

Annex A	Individuals Entering into Employment Agreement Extensions

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 24, 2015, is entered into by and among McGraw Hill Financial, Inc., a New York corporation (“Parent”), Venus Sub LLC, a Virginia limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), SNL Financial LC, a Virginia limited liability company (the “Company”) and New Mountain Partners III (AIV-C), L.P., a Delaware limited partnership, solely in its capacity as the Unitholders’ Representative. Any capitalized term not defined elsewhere in this Agreement shall have the meaning ascribed to it in Section 1.1.

RECITALS

WHEREAS, Parent has formed Merger Sub solely for the purpose of merging it with and into the Company (the “Merger”), as set forth below, with the Company continuing as the surviving entity and becoming thereby a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of Parent and the respective governing bodies of Merger Sub and the Company have each, on the terms and subject to the conditions set forth in this Agreement, determined and declared that the Merger is advisable to, and in the best interest of, such Person and its equityholders and authorized and approved this Agreement, the Merger and the consummation of the transactions contemplated hereby;

WHEREAS, on or prior to the date of this Agreement, each of the individuals listed on Annex A attached hereto has entered into a letter agreement with Parent, to become effective at the Effective Time; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Definitions and Rules of Construction

1.1. Definitions.

As used in this Agreement, the following terms shall have the meanings set forth below:

“2011 Agreement” means that certain Recapitalization Agreement, dated as of July 15, 2011, by and among SNL Holdco, LLC, the Company, SNL Holding LLC, PMN Newco LLC and the 2011 Representative.

“2011 Representative” means SNL Unit Holder Representative, LLC, as unitholder representative under the 2011 Agreement.

“Acquisition Transaction” means any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty-five percent (25%) of the outstanding voting securities of the Company or any of its Subsidiaries, or (b) any sale, lease, license, transfer or disposition of any business or assets that constitute or account for more than twenty-five percent (25%) of the consolidated net revenues, net income or assets of the Company and its Subsidiaries.

“Act” means the Virginia Limited Liability Company Act, as amended.

“Actual Fraud” means an intentional misrepresentation with respect to a fact.

“Affiliate” means (a) as to any Person, any other Person that directly or indirectly is in Control of, is Controlled by, or is under common Control with, such Person, or (b) as to any Person that is a natural Person, any such Person’s spouse, parents, children and siblings, whether by blood, adoption or marriage, residing in such Person’s home or any trust or similar entity for the benefit of any of the foregoing Persons. For avoidance of doubt, the Company and its Subsidiaries shall be deemed for purposes of this Agreement to be Affiliates of Parent from and after the Closing.

“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all Options outstanding immediately prior to the Effective Time if the holders thereof were exercising such Options, and were exercising them for cash, immediately prior to the Effective Time.

“Agreement” means this Agreement and Plan of Merger, as it may be amended from time to time.

“Ancillary Documents” means the documents, agreements, statements and certificates being executed and delivered in connection with this Agreement and the transactions contemplated hereby, including the Escrow Agreement, as they may be amended from time to time.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Articles of Merger” means articles of merger conforming to the requirements of the Act, in a form to be agreed by Parent and the Company on or prior to the Closing acting reasonably and in good faith.

“Business Day” means any day other than a Saturday, Sunday or day on which banks are closed in New York, New York or Charlottesville, Virginia.

“Business Records” means all data and records of the respective businesses of the Company and its Subsidiaries on whatever media and wherever located.

“Cash” means, as of any particular time, all (a) cash, (b) certificates of deposit, (c) bank deposits and other cash in bank, lock box and other similar accounts that may be withdrawn on demand and (d) money market funds and U.S. Treasury securities with original maturities not exceeding three (3) months, in each of cases (a) through (d), of the Company and its Subsidiaries at such time, in each case, determined in accordance with GAAP. Notwithstanding anything to the contrary herein, Cash as of any particular time shall (i) be calculated net of checks, wire transfers and drafts written or issued by the Company or its Subsidiaries but uncleared as of such time and (ii) include checks, wire transfers and drafts deposited for the account of the Company or any of its Subsidiaries or on hand at the Company or any of its Subsidiaries as of such time.

“Class A Unit” means a unit representing a membership interest in the Company denominated as a Class A Unit pursuant to the Operating Agreement.

“Class P Unit” means a unit representing a membership interest in the Company denominated as a Class P Unit pursuant to the Operating Agreement.

“Closing Cash” means the aggregate amount of Cash as of 11:59 P.M. Eastern Time on the day immediately preceding the Closing Date, plus the amount, if any, added to Closing Cash pursuant to Section 5.6(c) or Section 5.14(a).

“Closing Certificate” means the certificate delivered at the Closing pursuant to either (i) Section 6.2(c) or (ii) Section 6.3(c), as applicable.

“Closing Funded Indebtedness” means the aggregate amount that would be required to be paid in order to pay, satisfy and terminate all Closing Indebtedness (other than of the type referred to in clauses (b) and (c) of the definition of “Closing Indebtedness” and of the type referred to in clauses (d), (e) and (g) of the definition of “Indebtedness”) as of immediately prior to the Closing.

“Closing Indebtedness” means (a) all Indebtedness of the Company and its Subsidiaries (excluding all Indebtedness of the type referred to in clause (c) of the definition of “Indebtedness” to the extent not drawn upon) outstanding as of 11:59 P.M. Eastern Time on the day immediately prior to the Closing Date (but before taking into account the consummation of the transactions contemplated by this Agreement), (b) accrued current (but not deferred) income Tax liabilities of the Company and its Subsidiaries net of accrued current (but not deferred) income Tax assets of the Company and its Subsidiaries (whether a positive or negative amount; for the avoidance of doubt, a negative amount will result in a reduction of Closing Indebtedness in that amount) and (c) any Transaction Expenses that were not included in the Closing Transaction Expenses Amount.

“Closing Net Working Capital” means (a) the sum of the line items set forth on Exhibit B hereto under the caption “Current Assets” minus (b) the sum of the line items set forth on Exhibit B hereto under the caption “Current Liabilities,” each calculated as of 11:59 P.M. on the day immediately preceding the Closing Date. Closing Net Working Capital shall be calculated in accordance with this Agreement and Exhibit B hereto.

“Closing NMP Indebtedness” means the aggregate amount that would be required to be paid to satisfy and terminate all obligations of the NMP Group for borrowed money evidenced by that certain Note and Security Agreement, dated as of May 31, 2012 and the related Senior Secured Floating Rate Notes Due 2018 (each, as amended, restated, supplemented or otherwise modified) and any accrued interest, fees, premiums, penalties and other obligations relating thereto or definition payable in connection with the repayment thereof as of immediately prior to the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Commercial Software” means commercially available Software licensed pursuant to a standard license agreement by the Company or any of its Subsidiaries in connection with their respective businesses as currently conducted.

“Company Disclosure Schedules” means the disclosure schedules of even date herewith delivered by the Company to Parent in connection with the execution and delivery of this Agreement.

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company IP Agreements” means all Contracts to which the Company or any of its Subsidiaries is a party relating to the license, sublicense, creation, development, disclosure or transfer of Intellectual Property, other than (a) licenses of Commercial Software and (b) non-exclusive licenses of Intellectual Property incidental to the sale or purchase of products or services in the ordinary course of business.

“Company Material Adverse Effect” means a material adverse effect on (A) the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that none of the following events, changes, developments, effects, conditions, circumstances, matters, occurrences or states of facts shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect under this clause (A): (a) any change or development in United States or global financial or securities markets (including interest rates), general economic or business conditions, or political or regulatory conditions; (b) any act of war, armed hostilities or terrorism; (c) any change or development in the industries in which the Company or any of its Subsidiaries operates; (d) any change after the date hereof in Laws or GAAP or the interpretation or enforcement of either; (e) the negotiation, execution, delivery, performance or public announcement of this Agreement (including, without limitation, any adverse change in customer, employee, supplier, financing source, licensor, licensee or any other similar relationships); (f) any adverse effect resulting from (i) any action taken or failed to be taken by the Company or any of its Affiliates at the written (including email) request of Parent or that is required or expressly contemplated by this Agreement or any of the Ancillary Documents or (ii) any action taken or failed to be taken by Parent or any of its Affiliates, including Parent’s failure (whether or not rightful) to consent to any action requiring Parent’s consent under this Agreement and for which the Company has sought such consent in writing (including by email); (g) any failure of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any projections, forecasts, estimates of earnings or revenues, or business plans (it being understood that the circumstances underlying any such failure may, unless otherwise excluded by another clause in this definition of “Company Material Adverse Effect,” be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect); or (h) any adverse effect (including any delay in consummating the Merger) to the extent resulting from any violation or breach by Parent or Merger Sub of any representation, warranty, covenant or agreement of theirs contained in this Agreement, except, in the case of clauses (a) and (c), to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or states of facts have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the industries in which the Company or any of its Subsidiaries operates; or (B) the ability of the Company to consummate the Contemplated Transactions.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 21, 2015, by and between New Mountain Capital, L.L.C. and Parent.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents.

“Contract” means any written or legally binding oral agreement, license, lease, contract, instrument, arrangement, understanding, obligation or commitment.

“Control” of a Person means the power, directly or indirectly, either to (a) vote ten percent (10%) or more of the securities having ordinary voting power for the election of directors or members of another governing body of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Effective Time” means the date and time that the Merger becomes effective.

“Employer Portion of Payroll Taxes” means with respect to any payment, the employer portion of payroll taxes in respect thereof assuming the applicable payments are the last items of compensation payable to the applicable recipient for the taxable period in which the applicable payments are made.

“Environmental Laws” means all Laws governing pollution, protection of the environment, workplace health and safety relating to exposure to Hazardous Substances, or the use, generation, transport, treatment, discharge, release, remediation, storage or disposal of any Hazardous Substances, including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 1906 et seq., as amended from time to time, and the rules and regulations promulgated thereunder.

“Equityholders” means the Unitholders and the Optionholders, and “Equityholder” means any of them.

“Equity Securities” of any Person means any and all shares of capital stock or other equity interests of such Person, any and all warrants or options to acquire shares of capital stock or other equity interests of such Person and any and all securities exchangeable for or convertible or exercisable into any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, as well as any rules and regulations promulgated thereunder and any corresponding provisions of subsequent superseding federal Laws relating to retirement matters, as from time to time in effect.

“ERISA Affiliate” means, with respect to the Company, any trade or business, whether or not incorporated, other than the Company’s Subsidiaries, which, together with the Company, is treated as a single employer under Section 414 of the Code.

“Escrow Agent” means JPMorgan Chase Bank, N.A. (or another financial institution reasonably acceptable to Parent and the Unitholders’ Representative).

“Escrow Agreement” means the escrow agreement by and among Parent, the Unitholders’ Representative and the Escrow Agent, in substantially the form of Exhibit C hereto, as the same may be modified by the agreement of the parties thereto.

“Estimated Closing Net Working Capital Adjustment Amount” means the amount by which the Estimated Closing Net Working Capital as shown on the Closing Date Statement exceeds the Target Net Working Capital by more than One Million Dollars ($1,000,000) or the amount by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital as shown on the Closing Date Statement by more than One Million Dollars ($1,000,000), as applicable (which amount will be reflected as (i) a positive number if the Estimated Closing Net Working Capital exceeds the Target Net Working Capital by more than One Million Dollars ($1,000,000), and (ii) a negative number if the Target Net Working Capital exceeds the Estimated Closing Net Working Capital by more than One Million Dollars ($1,000,000). For the avoidance of doubt, if the Estimated Closing Net Working Capital does not exceed the Target Net Working Capital by more than One Million Dollars ($1,000,000), or vice versa, the Estimated Closing Net Working Capital Adjustment Amount shall be zero.

“Estimated Merger Consideration” means:

(a) Two Billion, Two Hundred and Twenty-Five Million Dollars ($2,225,000,000);

(b) plus the Estimated Closing Cash;

(c) plus the Aggregate Option Exercise Price;

(d) plus the Estimated Closing Net Working Capital Adjustment Amount (if a positive number);

(e) minus the Estimated Closing Indebtedness;

(f) minus the absolute value of the Estimated Closing Net Working Capital Adjustment Amount (if a negative number); and

(g) minus the Closing Transaction Expenses Amount.

“Final Closing Net Working Capital Adjustment Amount” means the amount by which the Final Closing Net Working Capital exceeds the Target Net Working Capital by more than One Million Dollars ($1,000,000) or the amount by which the Target Net Working Capital exceeds the Final Closing Net Working Capital by more than One Million Dollars ($1,000,000), as applicable (which amount will be reflected as (i) a positive number if the Final Closing Net Working Capital exceeds the Target Net Working Capital by more than One Million Dollars ($1,000,000), and (ii) a negative number if the Target Net Working Capital exceeds the Final Closing Net Working Capital by more than One Million Dollars ($1,000,000). For the avoidance of doubt, if the Final Closing Net Working Capital does not exceed the Target Net Working Capital by more than One Million Dollars ($1,000,000), or vice versa, the Final Closing Net Working Capital Adjustment Amount shall be zero.

“Financing Sources” means the Persons that at any time commit to provide or otherwise enter into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this Agreement, and any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Flow-Thru Tax” means any Tax arising from the operations or activities of the Company or any of its Subsidiaries that is imposed on the members of the Company (or their direct or indirect partners or members) or imposed with respect to the income of the Company or any of its Subsidiaries that is reflected or required to be reflected on the Tax Return of such members (or their direct or indirect partners or members).

“Flow-Thru Tax Return” means any Tax Return reflecting only Flow-Thru Taxes (and not including, for the avoidance of doubt, any Tax Return reflecting any Taxes imposed on or payable by the Company or any of its Subsidiaries). For the avoidance of doubt, IRS Form 1065 and any analogous state or local Tax Returns are each a Flow-Thru Tax Return.

“GAAP” means generally accepted accounting principles as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.

“GAAP Consistently Applied” means GAAP applied using the same accounting methods, policies, practices and procedures, with consistent classifications, judgments (including judgments in determining reserves) and estimation methodology, as were used in the preparation of the Audited Financial Statements.

“Governmental Authority” means any nation or government, any foreign or domestic federal, state, county, municipal or other political instrumentality or subdivision thereof and any foreign or domestic entity or body (including the European Commission and the European Union) exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government, including any court.

“Hazardous Substance” means any waste, substance or material defined as “hazardous waste,” “hazardous substance” or “toxic substance” under any Environmental Laws.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, as well as any rules and regulations promulgated thereunder and any corresponding provisions of subsequent superseding federal Laws relating to antitrust or competition matters, as from time to time in effect.

“Indebtedness” means, as of any particular time, all obligations of the Company or any of its Subsidiaries (a) for borrowed money, (b) evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) under letters of credit, banker’s acceptances, guarantees or similar credit transactions, (d) in respect of the principal obligations under any leases required to be capitalized under GAAP, (e) for the amount of any “earn-out” owing to the founder of World Minecost; (f) in respect of net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated as of such time), (g) in respect of accrued severance related to IntierraRMG Pty Limited (including the employer portion of payroll taxes in respect thereof), and (h) in respect of any (A) accrued interest (solely to the extent not included in the determination of Closing Net Working Capital) or (B) fees, premiums, penalties and other obligations, in each case relating to any indebtedness or other obligations of the type referred to in any other clause of this definition payable in connection with the repayment thereof on or prior to such time; provided that Indebtedness shall not include (i) accounts payable to trade creditors and accrued expenses (other than the expenses described in clauses (e), (g) and (h)(A) above), (ii) any deferred revenue, (iii) the endorsement of negotiable instruments for collection in the ordinary course of business, or (iv) Indebtedness owing from the Company to any of its Subsidiaries or from a Subsidiary of the Company to the Company or any other Subsidiary of the Company. Notwithstanding anything to the contrary in this Agreement, for purposes of Article III and Section 5.1, Indebtedness shall not include the items set forth in clauses (g) and (h) hereof.

“Intellectual Property” means all United States and non-United States: (a) patents and patent applications, (b) copyrights, (c) trademarks, service marks, trade dress, trade names, brand names, domain names and other identifiers of source or goodwill, (d) trade secrets, including rights in know-how and other confidential and proprietary information, (e) intellectual property rights in Software, and (f) registrations and applications for registration of any of the foregoing.

“Key Employee” means any employee of the Company whose base salary plus 2015 targeted annual cash bonus is in excess of $250,000.

“Knowledge of Parent” means the actual knowledge on the date hereof of any of the following persons without independent inquiry or investigation: Jack Callahan and Scott Bennett.

“Knowledge of the Company” means the actual knowledge on the date hereof of any of the following persons without independent inquiry or investigation: Nick Cafferillo, Michael Chinn, Adam Hall and Daniel Oakey.

“Laws” means all laws, Orders, statutes, codes, regulations, ordinances, rules or other requirements with similar binding effect of any Governmental Authority.

“Letter of Transmittal” means a properly completed and duly executed letter of transmittal, in the form of Exhibit D hereto, as the same may be modified by the agreement of Parent, the Company and the Unitholders’ Representative.

“Lien” means any lien, security interest, mortgage, deed of trust, pledge, charge, option, right of first refusal, transfer restriction, easement or other similar encumbrance.

“Management Rights Letter” means that certain Management Rights Letter, dated as of August 17, 2011, between the Company and an Affiliate of the Unitholders’ Representative, as amended from time to time.

“material to the Company” means material to the Company and its Subsidiaries, taken as a whole.

“Net Estimated Merger Consideration” means the amount equal to (a) the Estimated Merger Consideration minus (b) the Purchase Price Adjustment Escrow Amount minus (c) the Unitholders’ Representative Expense Amount minus (d) the Substitution Plan Holdback Amount.

“NMP Group” means New Mountain Partners III (AIV-C), L.P. and its Affiliates, including SNL Holding LLC.

“Operating Agreement” means the Sixth Amended and Restated Operating Agreement of Company, dated as of August 17, 2011, as amended from time to time.

“Optionholders” means the holders of Options.

“Option Payment Letter” means a properly completed and duly executed letter, in the form of Exhibit E hereto, as the same may be modified by the agreement of Parent, the Company and the Unitholders’ Representative.

“Options” means all options to purchase Class A Units, whether vested or unvested.

“Orders” means all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority.

“Organizational Documents” means, with respect to any entity, (i) the certificate or articles of incorporation and the by-laws, the certificate of formation and partnership agreement or operating agreement (as applicable) and (ii) any documents comparable to those described in clause (i) as may be applicable to such entity pursuant to any applicable Laws.

“Permits” means all permits, licenses, authorizations, registrations, franchises, approvals, consents, certificates and variances from any Governmental Authority.

“Permitted Lien” means any (a) Lien in respect of Taxes, if due, the validity of which is being contested in good faith by appropriate proceedings during which collection or enforcement is stayed and for which adequate reserves are maintained on the Financial Statements in accordance with GAAP Consistently Applied, or Lien in respect of Taxes not yet due and payable, (b) mechanic’s, carrier’s, workman’s, repairman’s or other like Lien arising or incurred in the ordinary course of business, (c) worker’s or unemployment compensation Lien arising or incurred in the ordinary course of business, (d) mortgage or other Lien with respect to any leasehold interest, incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased real property, (e) zoning ordinance, easement or other restriction of legal record affecting real property which would be revealed by a survey or title search, in each of clauses (d) or (e) that does not materially detract from the value of, or materially and adversely interfere with the present use of, such property.

“Person” means any individual, entity, general partnership, limited partnership, limited liability partnership, limited liability company, company limited by shares, joint stock company, corporation, joint venture, estate, trust, business trust, cooperative, association, firm, society, business organization or Governmental Authority.

“Pre-Closing Tax Period” means a taxable period (or portion thereof) ending on or prior to the Closing Date. For the avoidance of doubt, the Pre-Closing Tax Period shall include the Closing Date.

“Purchase Price Adjustment Escrow Amount” means the amount of Six Million Dollars ($6,000,000).

“Purchase Price Adjustment Escrow Fund” means the Purchase Price Adjustment Escrow Amount, plus or minus any gains or losses from investments.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of August 17, 2011, between the Company and an Affiliate of the Unitholders’ Representative, as amended from time to time.

“Service Provider” means an individual providing personal services.

“Software” means computer software and databases, together with, as applicable, object code, source code, firmware and embedded versions thereof and documentation related thereto.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, (a) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which that are held by such Person or any Subsidiary of such Person do not represent a majority of the voting interests in such partnership), or (b) of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other governing body is directly or indirectly owned or controlled by such Person or any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

“Substitution Plan” means the Company’s 2015 Substitution Option Grant Plan to be adopted following the date hereof (with such terms and conditions as are consistent with the slide deck titled “One-Time Bonus Plan,” dated July 22, 2015, made available by the Company) providing for cash bonus payments in an aggregate amount not to exceed the aggregate amount set forth in clause (4) of Exhibit F.

“Substitution Plan Holdback Amount” means sixty-five percent (65%) of the aggregate amount payable pursuant to the Substitution Plan to those Persons who are participants in such Plan on the Closing Date, assuming all such participants will satisfy the requirements for receiving the full amounts payable under such Plan (plus the aggregate amount of the Employer Portion of Payroll Taxes associated therewith).

“Target Net Working Capital” means the amount of negative One Hundred and Thirty Million One Hundred Thousand Dollars (-$130,100,000).

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, windfall profits, franchise, gross receipts, gains, environmental, customs duty, capital stock, license, occupation, severance, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, real property, intangibles, withholding, excise production, ad valorem, value added, occupancy, alternative, add-on minimum, and other taxes, levies, duties and charges of any kind whatsoever, together with all interest, penalties or additions to tax attributable thereto, in each case imposed by any Governmental Authority.

“Tax Return” means any report, return, statement or other written information (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed by the Company or any of its Subsidiaries with a Taxing Authority in connection with any Taxes, and any amendment or attachment thereto.

“Taxing Authority” means any government or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body, having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Third Party Beneficiary” means any of the third party beneficiaries identified in Section 9.9(a).

“Transaction Expenses” means all costs and expenses of the Company and its Subsidiaries incurred prior to or at the Closing (and not paid prior to the Closing) (i) in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the Contemplated Transactions, (ii) relating to the Employer Portion of Payroll Taxes in respect of Units or Options, which is not included in the Final Closing Net Working Capital, or (iii) relating to the planning, structuring, negotiation or consummation of the Contemplated Transactions, including all fees and expenses due to attorneys, accountants and financial advisors of the Company, other than out-of-pocket costs and expenses (a) referred to in Section 5.6(c) or 5.14(a), or (b) that were incurred by the Company or any of its Subsidiaries at the written request of Parent or Merger Sub.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes imposed in connection with the Merger by any Governmental Authority.

“Treasury Regulations” means the regulations promulgated under the Code, as amended from time to time.

“Unit” means a Class A Unit or a Class P Unit, as applicable.

“Unitholders” means the holders of Units.

“Unitholders’ Representative” means New Mountain Partners III (AIV-C), L.P., a Delaware limited partnership, or any Person that has been designated in writing as the successor Unitholders’ Representative by New Mountain Partners III (AIV-C), L.P. (or a successor Unitholders’ Representative) and which has agreed in writing to serve in such capacity.

“Unused Purchase Price Adjustment Escrow Amount” means either (a) the amount of the Purchase Price Adjustment Escrow Fund minus the Negative Purchase Price Adjustment Amount, if there is any, or (b) the amount of the Purchase Price Adjustment Escrow Fund, in the event of a Positive Purchase Price Adjustment Amount or if there is neither a Positive Purchase Price Adjustment Amount nor a Negative Purchase Price Adjustment Amount.

“Unused Substitution Plan Holdback Amount” means the amount, if any, by which the Substitution Plan Holdback Amount exceeds sixty-five percent (65%) of the aggregate amount payable to those Persons who are entitled, on the Substitution Plan Payment Date, to receive payment of their bonuses under the Substitution Plan (plus the aggregate amount of the Employer Portion of Payroll Taxes associated therewith).

“Unused Unitholders’ Representative Expense Amount” means the amount, if any, by which the amount of the Unitholders’ Representative Expense Fund exceeds the aggregate amount of all Unitholders’ Representative Expenses incurred and expected to be incurred by the Unitholders’ Representative in the performance or discharge of its duties.

The following is a list of the remaining defined terms used in this Agreement:

Term	Section
Accounting Arbitrator	2.8(d)
Action	5.6(b)
Affiliate Arrangement	3.20
Allocation Certificate	2.6(a)(ii)
Allocation Schedule	2.12
Anti-Corruption Laws	3.12(c)
Arbitrator’s Report	2.8(e)
Audited Financial Statements	3.7(a)
Books and Records	5.8(a)

Closing	2.1
Closing Date	2.1
Closing Date Statement	2.6(a)(i)
Closing Transaction Expenses Amount	2.6(a)(i)
Company	Preamble
Company Agents	3.12(c)
Company Employees	5.5(a)
Company Employment Contract	3.15(d)
Company Indemnified Parties	5.6(a)
Company Parties	4.8(a)
Company Related Person	3.20
Dispute Notice	2.8(c)
DOJ	5.3(a)
Economic Sanctions	3.12(d)
End Date	8.1(d)
Environmental Permits	3.14(b)
Estimated Closing Cash	2.6(a)(i)
Estimated Closing Indebtedness	2.6(a)(i)
Estimated Closing Net Working Capital	2.6(a)(i)
Estimated Closing Payment	2.8(h)
Final Aggregate Merger Consideration	2.5(a)(i)
Final Allocation	2.12
Final Closing Cash	2.8(h)
Final Closing Indebtedness	2.8(h)
Final Closing Net Working Capital	2.8(h)
Final Closing Payment	2.8(h)
Final Date	2.8(h)
Final Merger Consideration Per Class A Unit	2.5(a)(i)
Final Merger Consideration Per Class P Unit	2.5(a)(ii)
Final Purchase Price Adjustment Statement	2.8(h)
Financial Statements	3.7(a)
Financing	5.14(a)
Forfeiture Account	2.13(c)
Fried Frank	9.20
FTC	5.3(a)
Governmental Consents	3.6
Impact	3.5
Indemnity Agreement	5.6(a)
Insurance Policies	3.19
Insured Company Indemnified Parties	5.6(c)
IRS	3.17(a)
Labor Agreement	3.16(a)
Leased Real Property	3.9(a)
Litigation	3.13
Material Contracts	3.11(a)
Merger	Recitals

Merger Sub	Preamble
Merger Sub Unit	2.5(a)(iii)
Negative Purchase Price Adjustment Amount	2.8(j)
Net Estimated Merger Consideration Per Class A Unit	2.6(c)(vi)
Net Estimated Merger Consideration Per Class P Unit	2.6(c)(vi)
Objection Dispute	2.8(d)
Option Exchange Fund	2.6(c)(viii)
Owned Real Property	3.9(b)
Parent	Preamble
Parent Benefit Plan	5.5(c)
Parent Related Parties	8.2(c)
Parent Representatives	4.8(a)
Parent Termination Fee	8.2(c)
Parent’s Allocation	2.12
Payment Schedule	2.8(l)(i)
Payoff Amount	5.14(b)
Payoff Letter	5.14(b)
Pension Plan	3.17(d)
Personnel	3.15(a)
Plans	3.17(a)
Positive Purchase Price Adjustment Amount	2.8(i)
Pre-Closing Flow-Thru Returns	5.4(a)(i)
Premium Cap	5.6(c)
Purchase Price Adjustment Escrow Account	2.6(c)(ii)
Purchase Price Adjustment Statement	2.8(a)
Real Property Leases	3.9(a)
Registered IP	3.10(a)
Release Amount	2.9(a)
Release Instruction	2.9(a)
Released Claim	5.10(a)
Released Party	5.10(a)
Releasing Party	5.10(a)
SCC	2.2(a)
Substitution Plan Payment Date	2.9(a)
Surviving Company	2.2(b)
Tax Proceeding	5.4(a)(iii)
Top Customers	3.21
Top Suppliers	3.21
Transaction Tax Treatment	2.11
Unaudited Financial Statements	3.7(a)
Unit Exchange Fund	2.6(c)(vii)
Unitholders’ Allocation Notice	2.12
Unitholders’ Representative Expense Amount	2.6(c)(v)
Unitholders’ Representative Expense Fund	9.1(d)
Unitholders’ Representative Expenses	9.1(d)

1.3. Rules of Construction.

Unless the context otherwise requires:

(a) A capitalized term has the meaning assigned to it herein;

(b) An accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP;

(c) References in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be;

(d) References to Articles, Sections, Exhibits and the Company Disclosure Schedules shall refer to articles and sections of this Agreement and exhibits and disclosure schedules to this Agreement, unless otherwise specified;

(e) The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof;

(f) This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted or caused this Agreement to be drafted;

(g) All monetary figures shall be in United States dollars unless otherwise specified;

(h) References to “includes” or “including” in this Agreement shall mean “including, without limitation,” whether or not so specified;

(i) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends, and such phrase shall not mean “if;”

(j) References to “hereof” and “herein” in this Agreement shall mean “of this Agreement” or “in this Agreement” and not “of this Section” or “in this Section;”

(k) References to “days” shall refer to calendar days unless Business Days are specified. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day;

(l) Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 5:00 P.M. Eastern time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event; and

(m) References to a document being “made available” shall mean such document was provided to Parent or its representatives via electronic mail, or a copy of such document was posted (and made accessible to Parent or its representatives) in the electronic data room maintained by Intralinks on behalf of the Company under the title “Project Cowbell” as of 11:59 P.M. Eastern Time as of the date prior to the date of this Agreement or made available to Parent or its representatives in a “clean room” established by one of the Company’s representatives.

ARTICLE II

The Merger

2.1. Closing.

The closing of the Contemplated Transactions (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, at 10:00 A.M. local time on the second Business Day immediately following the day on which the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or at such other place, date and time as the parties hereto may otherwise agree. The day on which the Closing actually occurs is referred to herein as the “Closing Date.”

2.2. The Merger.

(a) Contemporaneously with the Closing or as promptly as practicable after the Closing, Parent and the Company shall cause properly executed Articles of Merger to be filed with the Virginia State Corporation Commission (“SCC”) as provided in Section 13.1-1072 of the Act. The Merger shall become effective when the Articles of Merger are accepted for recording by the SCC and the SCC issues a certificate of merger with respect to the Merger.

(b) Upon the terms and subject to the conditions hereof, and in accordance with the Act, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the Company, as the limited liability company surviving the Merger (the “Surviving Company”), shall by virtue of the Merger continue its limited liability company existence under the Laws of the Commonwealth of Virginia.

(c) From and after the Effective Time, the Merger shall have the effects set forth in Section 13.1-1073 of the Act and in this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become debts, liabilities and duties of the Surviving Company.

2.3. Operating Agreement.

At the Effective Time, the Company’s operating agreement shall be amended and restated in its entirety to be identical to the operating agreement of Merger Sub as in effect immediately prior to the Effective Time, with such changes thereto as may be required by Section 5.6(a), and, as so amended, shall be the operating agreement of the Surviving Company until thereafter amended in accordance with the Act and as provided in such operating agreement.

2.4. Managers and Officers.

At the Effective Time, the managers of Merger Sub serving in such capacity immediately prior to the Effective Time shall be the managers of the Surviving Company, until the earlier of their resignation, removal or death or until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of the Company serving in such capacity immediately prior to the Effective Time (other than those individuals set forth in Schedule 2.4 of the Company Disclosure Schedules who shall resign as of the Effective Time) shall be the officers of the Surviving Company serving in like capacity, until the earlier of their resignation, removal or death or until their respective successors are duly elected or appointed and qualified.

2.5. Effect of Merger on Units.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Person:

(i) each Class A Unit issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be converted into and represent the right to receive from the Surviving Company (subject to the provisions of Sections 2.6(c)(vi), 2.6(c)(vii) and 2.7(b) and to compliance with the instructions contained in the Letter of Transmittal) an amount in cash, without interest, equal to the portion of the sum of (1) the Net Estimated Merger Consideration, plus (2) the Positive Purchase Price Adjustment Amount, if any, plus (3) the Unused Purchase Price Adjustment Escrow Amount, if any, plus (4) the Unused Unitholders’ Representative Expense Amount, if any, plus (5) the Unused Substitution Plan Holdback Amount, if any (the sum of such items (1) through (5) being referred to as the “Final Aggregate Merger Consideration”, payable in respect of a Class A Unit, calculated in accordance with the terms of the Operating Agreement as though the Company had sold all its assets for an amount equal to the Final Aggregate Merger Consideration and distributed such amount to the Equityholders pursuant to Section 10.02 of the Operating Agreement (such portion, the “Final Merger Consideration Per Class A Unit”). As of the Effective Time, the Class A Units issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Class A Units shall cease to have any rights with respect thereto except for the right to receive the Final Merger Consideration Per Class A Unit in respect of each of such Unitholder’s Class A Units;

(ii) each Class P Unit issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be converted into and represent the right to receive from the Surviving Company (subject to the provisions of Sections 2.6(c)(vi), 2.6(c)(vii) and 2.7(b) and to compliance with the instructions contained in the Letter of Transmittal) an amount in cash, without interest, equal to the portion of the Final Aggregate Merger Consideration payable in respect of a Class P Unit, calculated in the manner set forth in Section

2.5(a)(i) (such portion, the “Final Merger Consideration Per Class P Unit”). As of the Effective Time, the Class P Units issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Class P Units shall cease to have any rights with respect thereto except for the right to receive the Final Merger Consideration Per Class P Unit in respect of each of such Unitholder’s Class P Units;

(iii) each membership unit of Merger Sub (“Merger Sub Unit”) issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and non-assessable membership unit of the Surviving Company. As of the Effective Time, the Merger Sub Units shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder of such membership units shall cease to have any rights with respect thereto, except for the right to receive membership units in the Surviving Company to be issued in consideration therefor as provided herein, without interest; and

(iv) each Unit that is held by a Subsidiary of the Company or in the treasury of the Company or by Parent or Merger Sub immediately prior to the Effective Time shall (notwithstanding Sections 2.5(a)(i) and 2.5(a)(ii)) automatically be cancelled and shall cease to exist without any consideration being paid therefor.

For purposes of determining the Final Merger Consideration Per Class A Unit and the Final Merger Consideration Per Class P Unit, each Option outstanding as of immediately prior to the Effective Time shall be deemed to have been exercised as of immediately prior to the Effective Time, provided that (for the avoidance of doubt), any amount payable in consideration for the cancelation of each Option that is outstanding as of immediately prior to the Effective Time shall be determined pursuant to Section 2.5(b).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of any Optionholder or any other Person (but subject to the provisions of Sections 2.6(d) and 2.7(b) and to compliance with the instructions contained in the Option Payment Letter), each outstanding Option, whether vested or unvested, shall be cancelled and shall be converted into and represent the right to receive from the Surviving Company, in respect of each Class A Unit underlying such Option, an amount in cash, without interest, equal to the excess, if any, of (i) the Final Merger Consideration Per Class A Unit over (ii) the exercise price for such Class A Unit. As of the Effective Time, all Options and all Class A Units subject to issuance upon the exercise of such Options shall automatically be cancelled and shall cease to exist, and each holder of such Options shall cease to have any rights with respect thereto except for the right to receive with respect to each Class A Unit subject to issuance upon the exercise of such Options (had such Options been exercised prior to the Effective Time) the Final Merger Consideration Per Class A Unit minus the exercise price in respect of such Class A Unit. The Company shall, prior to the Effective Time, take any actions reasonably necessary in order to effectuate the actions contemplated by this Section 2.5(b).

2.6. Closing Payments and Deliveries.

(a) At least two (2) Business Days prior to the Closing Date, the Company shall:

(i) deliver to Parent a written statement (such statement, as the same may be amended at any time prior to the Closing with the consent of Parent, the “Closing Date Statement”) (A) setting forth in reasonable detail the Company’s good faith estimates of (1) the Closing Cash (the “Estimated Closing Cash”), (2) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), and (3) the Closing Indebtedness (the “Estimated Closing Indebtedness”), each of which shall be calculated by the Company and presented in accordance with this Agreement and Exhibit B hereto, and (B) setting forth (x) the Aggregate Option Exercise Price, and (y) the Transaction Expenses that are to be paid at or following the Closing (the aggregate amount of such Transaction Expenses set forth in the Closing Date Statement, the “Closing Transaction Expenses Amount”); and

(ii) notify Parent, in a certificate signed by an executive officer of the Company, of the names of the recipients of the respective amounts payable pursuant to Sections 2.6(c) and 2.6(d) and the amount of each such payment (the “Allocation Certificate”). All payments by Parent or the Surviving Company pursuant to this Section 2.6 shall be made by wire transfer of immediately available funds unless otherwise designated by the payee thereof in its properly delivered Letter of Transmittal, or unless the payment is less than $1,000 in which case payment may be made by check. The Company shall deliver amended Allocation Certificates to reflect any amendments to the Closing Date Statement and may deliver amended Allocation Certificates to reflect any properly delivered Letters of Transmittal following the delivery of the Closing Date Statement and prior to the Closing.

(b) From 12:00 A.M. on the Closing Date and until the Closing, the Company shall not, and shall not permit any of its Subsidiaries to, use any Cash to pay any Transaction Expenses or to repay any Closing Indebtedness.

(c) At the Closing, Parent shall, or shall cause the Surviving Company to, make the following cash payments:

(i) to the account specified in each Payoff Letter (other than a Payoff Letter in respect of Closing NMP Indebtedness), on behalf of the Company and its Subsidiaries, the Payoff Amount with respect to such Payoff Letter;

(ii) to an account (the “Purchase Price Adjustment Escrow Account”) designated by the Escrow Agent, the Purchase Price Adjustment Escrow Amount, which shall be held by the Escrow Agent pursuant to the Escrow Agreement and disbursed in accordance with the applicable provisions of Section 2.8 and the Escrow Agreement;

(iii) to a separate account of the Surviving Company as designated by the Company prior to the Closing Date, not to be commingled with any other funds, the Substitution Plan Holdback Amount, to be disbursed in accordance with the applicable provisions of Section 2.9 and the Escrow Agreement;

(iv) to the account of each Person to which any of the Transaction Expenses are owed, an amount equal to the Transaction Expenses owing to such Person as such amount is set forth in the invoice provided by such Person, which invoice the Company shall provide to Parent in connection with the Closing;

(v) to an account designated by the Escrow Agent, an amount equal to Four Million Dollars ($4,000,000) (the “Unitholders’ Representative Expense Amount”), which shall be held and disbursed in accordance with Sections 2.9 and 9.1(d);

(vi) to the account of each Unitholder with respect to each Unit outstanding immediately prior to the Effective Time for which a Letter of Transmittal that includes such Unitholder’s payment information has been properly delivered to the Company (with a copy to Parent) as specified therein at least two (2) Business Days prior to the Closing (or such earlier time as the Company and Parent may agree), an amount equal to that portion of the Net Estimated Merger Consideration payable in respect of a Class A Unit or Class P Unit (as applicable), calculated in accordance with the terms of the Operating Agreement as though the Company had sold all its assets for an amount equal to the Net Estimated Merger Consideration and distributed such amount to the Equityholders pursuant to Section 10.02 of the Operating Agreement (such amounts, the “Net Estimated Merger Consideration Per Class A Unit” and “Net Estimated Merger Consideration Per Class P Unit,” respectively), as set forth in the Allocation Certificate;

(vii) to a separate account of the Escrow Agent, not to be commingled with any other funds, the sum of (A) the Net Estimated Merger Consideration Per Class A Unit multiplied by the number of Class A Units outstanding immediately prior to the Effective Time in respect of which no Letters of Transmittal were properly delivered to the Company (with a copy to Parent) at least two (2) Business Days prior to the Closing (or such earlier time as the Company and Parent may agree) plus (B) the Net Estimated Merger Consideration Per Class P Unit multiplied by the number of Class P Units outstanding immediately prior to the Effective Time in respect of which no Letters of Transmittal were properly delivered to the Company (with a copy to Parent) at least two (2) Business Days prior to the Closing (or such earlier time as the Company and Parent may agree), such sum to be held for the benefit of the holders of such Units and disbursed in accordance with Section 2.7(b) (the “Unit Exchange Fund”); and

(viii) to a separate account of the Company as designated by the Company prior to the Closing Date, not to be commingled with any other funds, an amount equal to the Net Estimated Merger Consideration Per Class A Unit multiplied by the aggregate number of Class A Units subject to issuance upon exercise of all Options outstanding immediately prior to the Effective Time for which no Option Payment Letters were properly delivered to the Company (with a copy to Parent) at least two (2) Business Days prior to the Closing (or such earlier time as the Company and Parent may agree) minus the aggregate exercise price in respect of all such Class A Units, to be held in trust for the benefit of the holders of such Options and disbursed in accordance with Section 2.7(b) (the “Option Exchange Fund”).

(d) No later than on the Surviving Company’s first regular payroll date (and in any event within three (3) Business Days) following the Closing, Parent shall, or shall cause the Surviving Company to, pay in cash, through the Company’s payroll system, to each Optionholder who held Options immediately prior to the Effective Time for which an Option Payment Letter was properly delivered to the Company (with a copy to Parent) at least two (2) Business Days prior to the Closing (or such earlier time as the Company and Parent may agree), an amount equal to the Net Estimated Merger Consideration Per Class A Unit multiplied by the number of Class A Units subject to issuance upon exercise of such Options held by such Optionholder minus the aggregate exercise price in respect of all such Class A Units.

(e) From and after the Effective Time, the Equityholders shall cease to have any rights with respect to any Units or Options outstanding as of immediately prior to the Effective Time (or any Units underlying such Options) or with respect to any rights set forth in the Operating Agreement except for the right to receive their respective shares of the consideration payable pursuant to Section 2.5(a) or 2.5(b), as applicable, of this Agreement. The consideration paid by Parent or the Surviving Company to each Equityholder as set forth in Section 2.5(a) or 2.5(b), as applicable, in exchange for such Equityholder’s Units, or Units underlying such Optionholder’s Options, shall be deemed to be full payment and satisfaction of all rights pertaining to the Units held by such Unitholder immediately prior to the Effective Time or the Options and the Units underlying the Options held by such Optionholder immediately prior to the Effective Time (subject to any other rights of such Equityholder under this Agreement).

2.7. Procedures for Payment of Merger Consideration.

(a) Prior to the Effective Time, the Company shall mail, or shall cause to be mailed

(i) to each Unitholder, a form of Letter of Transmittal, which shall specify the instructions that each Unitholder must comply with prior to receiving payment pursuant to Section 2.6(c); and

(ii) To each Optionholder a form of Option Payment Letter, which shall specify the instructions that each Optionholder must comply with prior to receiving payment pursuant to Section 2.6(c) or 2.6(d).

(b) After the Closing, (i) all payments to which a Unitholder that did not receive payment pursuant to Section 2.6(c)(vi) and, if applicable, Sections 2.8(l)(i) and 2.9(b)(i) is entitled pursuant to this Article II shall be made from the Unit Exchange Fund by the Escrow Agent, only following proper delivery by such Unitholder to the Escrow Agent and to Parent of a Letter of Transmittal, and (ii) all payments to which an Optionholder who did not receive payment pursuant to Section 2.6(d) and, if applicable, Sections 2.8(l)(iii) and 2.9(b)(iii) is entitled pursuant to this Article II shall be made from the Option Exchange Fund by the Surviving Company through the Surviving Company’s payroll system on the first regular payroll date following the corresponding distribution to Unitholders, but only following the proper delivery by such Optionholder to the Surviving Company of an Option Payment Letter. The Escrow Agent shall not disburse any funds to an Equityholder under this Agreement until Parent has confirmed that it has received a properly delivered Letter of Transmittal or Option Payment Letter in respect of the Units or Options held by such Equityholder; provided, that if Parent has not given the Escrow Agent written notice of any deficiency in a Letter of Transmittal or Option Payment Letter within five (5) Business Days of Parent’s receipt of such letter, Parent shall be deemed to have confirmed to the Escrow Agent receipt of a properly delivered Letter of Transmittal or Option Payment Letter, as applicable. If payment in respect of a Unit is to be made to a Person other than the Person in whose name such Unit is registered, such payment may be paid by the Escrow Agent to such transferee if such Person presents to the Escrow Agent (with a copy to Parent) all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(c) After the date of the Allocation Certificate, no transfer of any Units that were outstanding immediately prior to the Effective Time shall be made on the records of the Company. None of Parent, the Surviving Company or their Affiliates shall be liable to any Equityholder for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Unit Exchange Fund or the Option Exchange Fund remaining unclaimed by Equityholders twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall be released to the Surviving Company to be held in trust by the Surviving Company, without interest, for the benefit of such Equityholders, and such Equityholders shall remain entitled to receive their respective portion or portions of the Unit Exchange Fund or the Option Exchange Fund (as applicable) to the maximum extent permitted by applicable Law, and shall receive such portion or portions upon receipt by the Surviving Company of a properly delivered Letter of Transmittal or Option Payment Letter (as applicable) from such Equityholder with respect thereto.

2.8. Purchase Price Adjustment.

(a) Within sixty (60) days after the Closing Date, Parent shall cause the Surviving Company to prepare and deliver to the Unitholders’ Representative a written statement (the “Purchase Price Adjustment Statement”) setting forth the Surviving Company’s good faith calculations of the Closing Cash, the Closing Net Working Capital and the Closing Indebtedness, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Adjustment Statement. The foregoing items shall be calculated by the Surviving Company in accordance with this Agreement and Exhibit B hereto.

(b) Following the delivery of the Purchase Price Adjustment Statement and until the Purchase Price Adjustment Statement has become final and binding as set forth in Section 2.8(h), Parent shall provide the Unitholders’ Representative and its representatives with reasonable access to the Business Records and relevant personnel and properties of the Surviving Company and its Subsidiaries, as well as to any documents or work papers used in the preparation of the Purchase Price Adjustment Statement, as the Unitholders’ Representative may reasonably request.

(c) If the Unitholders’ Representative disagrees (or is unable to agree by reason of lack of sufficient substantiating information) with the calculation of any of the items set forth in the Purchase Price Adjustment Statement, the Unitholders’ Representative shall notify Parent in writing thereof (such notification, a “Dispute Notice”) within sixty (60) days after receipt of the Purchase Price Adjustment Statement by the Unitholders’ Representative. If the Unitholders’ Representative fails to deliver a Dispute Notice to Parent within sixty (60) days after delivery of the Purchase Price Adjustment Statement to the Unitholders’ Representative, or if the Unitholders’ Representative notifies Parent in writing that it will not deliver a Dispute Notice, then the Purchase Price Adjustment Statement shall be final and binding on Parent, the Surviving Company, the Unitholders’ Representative and the Equityholders for purposes of this Agreement.

(d) If the Unitholders’ Representative delivers a Dispute Notice, Parent and the Unitholders’ Representative shall negotiate in good faith to resolve each dispute set forth therein (each, an “Objection Dispute”), and any resolution agreed to in writing by Parent and the Unitholders’ Representative shall be final and binding on Parent, the Surviving Company, the Unitholders’ Representative and the Equityholders for purposes of this Agreement. All discussions related to such negotiations shall (unless otherwise agreed by Parent and the Unitholders’ Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement). If Parent and the Unitholders’ Representative are able to resolve all of the Objection Disputes, then the Purchase Price Adjustment Statement, adjusted to reflect such resolution of all Objection Disputes, shall be final and binding on Parent, the Surviving Company, the Unitholders’ Representative and the Equityholders for purposes of this Agreement. If Parent and the Unitholders’ Representative are unable to resolve all Objection Disputes within twenty (20) days (or such later time as may be agreed by Parent and the Unitholders’ Representative) after delivery of the Dispute Notice by the Unitholders’ Representative to Parent, then the Objection Disputes that have not been resolved shall, at the request of either the Unitholders’ Representative or Parent, be referred for final determination to KPMG LLP (the “Accounting Arbitrator”) within fifteen (15) days thereafter. If such firm is unable to serve, Parent and the Unitholders’ Representative shall jointly appoint an accounting firm of national standing that is not the independent auditor of (and does not otherwise provide services under a contractual arrangement with) either Parent (or any of its controlled Affiliates) or the Unitholders’ Representative (or any of its controlled Affiliates) to be the Accounting Arbitrator. If Parent and the Unitholders’ Representative are unable to agree upon such firm within ten (10) days after KPMG LLP has advised Parent and the Unitholders’ Representative of its inability to serve, then the Accounting Arbitrator shall be an accounting firm of national standing appointed by the American Arbitration Association in New York, New York; provided that such firm shall not be the independent auditor of (or otherwise provide services under a contractual arrangement with) either Parent (or any of its controlled Affiliates) or the Unitholders’ Representative (or any of its controlled Affiliates).

(e) Parent and the Unitholders’ Representative shall make available to the Accounting Arbitrator the Business Records and relevant personnel and properties of the Surviving Company and its Subsidiaries, as well as any documents or work papers used in the preparation of the Purchase Price Adjustment Statement and the Dispute Notice, and all other items reasonably requested by the Accounting Arbitrator, and shall submit to the Accounting Arbitrator a list of all Objection Disputes that have not been resolved by Parent and the Unitholders’ Representative (together with a list of the Objection Disputes that have been resolved with a description of the resolution). The Accounting Arbitrator shall deliver to Parent and the Unitholders’ Representative, as promptly as practicable and in any event shall endeavor to do so within thirty (30) days after its appointment, a written report (i) setting forth (A) its resolution of each Objection Dispute that had not been resolved when submitted to it, determined in accordance with the provisions of this Section 2.8 and Exhibit B hereto, and (B) any adjustments that are required to be made to the Purchase Price Adjustment Statement to reflect such resolution, and (ii) which shall have attached thereto a Purchase Price Adjustment Statement that has been revised to reflect (x) the resolution of any Objection Disputes by Parent and the Unitholders’ Representative, and (y) the adjustments, if any, referred to in clause (i)(B) of this sentence (the “Arbitrator’s Report”).

(f) The Accounting Arbitrator shall consider only those Objection Disputes submitted to it for resolution. In resolving each such Objection Dispute, the Accounting Arbitrator (i) shall resolve such Objection Dispute solely in accordance with the provisions of this Section 2.8 and Exhibit B hereto and the definitions of the defined terms used in Section 2.8 and Exhibit B hereto, (ii) shall make its determination based solely on the presentations and supporting material provided by Parent and the Unitholders’ Representative and not pursuant to any independent review, and (iii) may not assign a value to any item greater than the greatest value for such item claimed by either Parent or the Unitholders’ Representative or less than the smallest value for such item claimed by either Parent or the Unitholders’ Representative. The Arbitrator’s Report (and the Purchase Price Adjustment Statement attached thereto) shall, upon delivery thereof to Parent and the Unitholders’ Representative, be final and binding upon Parent, the Surviving Company, the Unitholders’ Representative and the Equityholders for purposes of this Agreement.

(g) The fees, costs and expenses of the Accounting Arbitrator shall be borne by Parent in the proportion that the aggregate dollar amount of the items that are successfully disputed by the Unitholders’ Representative (as finally determined by the Accounting Arbitrator) bears to the aggregate dollar amount of the items submitted to the Accounting Arbitrator and by the Unitholders’ Representative in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by the Unitholders’ Representative (as finally determined by the Accounting Arbitrator) bears to the aggregate dollar amount of the items submitted to the Accounting Arbitrator.

(h) For the purposes of this Agreement, (i) the Purchase Price Adjustment Statement that shall have become final and binding pursuant to the last sentence of Section 2.8(c), the third sentence of Section 2.8(d) or the last sentence of Section 2.8(f) shall be referred to as the “Final Purchase Price Adjustment Statement,” (ii) the date on which the Purchase Price Adjustment Statement shall have become final and binding as aforesaid shall be referred to as the “Final Date,” (iii) the Closing Cash, the Closing Net Working Capital and the Closing Indebtedness, each as shown on the Final Purchase Price Adjustment Statement, shall be referred to as the “Final Closing Cash,” the “Final Closing Net Working Capital,” and the “Final Closing Indebtedness,” respectively, (iv) the sum of the Final Closing Cash, plus the Final Closing Net Working Capital Adjustment Amount (if a positive number), minus the Final Closing Indebtedness, minus the absolute value of the Final Closing Net Working Capital Adjustment Amount (if a negative number) shall be referred to as the “Final Closing Payment,” and (v) the sum of the Estimated Closing Cash, plus the Estimated Closing Net Working Capital Adjustment Amount (if a positive number), minus the Estimated Closing Indebtedness, minus the absolute value of the Estimated Closing Net Working Capital Adjustment Amount (if a negative number) shall be referred to as the “Estimated Closing Payment.”

(i) If the Final Closing Payment exceeds the Estimated Closing Payment (such excess, the “Positive Purchase Price Adjustment Amount”), then Parent shall, within three (3) Business Days of the Final Date, pay, or shall cause the Surviving Company to pay, to the Escrow Agent an amount in cash equal to the Positive Purchase Price Adjustment Amount for distribution to the Equityholders in accordance with Section 2.8(l).

(j) If the Estimated Closing Payment exceeds the Final Closing Payment (such excess, the “Negative Purchase Price Adjustment Amount”), then Parent shall be entitled to receive out of the moneys in the Purchase Price Adjustment Escrow Account, a payment in cash equal to the Negative Purchase Price Adjustment Amount up to a maximum amount equal to the Purchase Price Adjustment Escrow Fund, and Parent and the Unitholders’ Representative shall, within three (3) Business Days of the Final Date, deliver a joint written notice instructing the Escrow Agent to make such payment. The Escrow Agreement shall provide that in the event of a Negative Purchase Price Adjustment Amount, promptly (and in any event within five (5) Business Days) following the receipt by the Escrow Agent of joint written instructions pursuant to this Section 2.8(j), the Escrow Agent shall pay to Parent the amount due pursuant to this Section 2.8(j).

(k) In the event of a Positive Purchase Price Adjustment Amount, or if the Purchase Price Adjustment Escrow Fund exceeds the Negative Purchase Price Adjustment Amount, or if there is neither a Positive Purchase Price Adjustment Amount nor a Negative Purchase Price Adjustment Amount, Parent and the Unitholders’ Representative shall, within three (3) Business Days following the Final Date, deliver a joint written notice instructing the Escrow Agent to pay the Unused Purchase Price Adjustment Escrow Amount to the Equityholders in accordance with Section 2.8(l).

(l) The Escrow Agreement shall provide that in the event of a Positive Purchase Price Adjustment Amount, promptly (and in any event within five (5) Business Days) following the receipt by the Escrow Agent of joint written instructions pursuant to Section 2.8(k) and, if applicable, the payment referred to in Section 2.8(i), the Escrow Agent shall make payments in accordance with such joint written instructions, as follows:

(i) to the account of each Unitholder, with respect to each Unit outstanding immediately prior to the Effective Time for which a Letter of Transmittal that includes such Unitholders’ payment information has theretofore been properly delivered to the Company with a copy to Parent (if at prior to the Closing) or to the Escrow Agent and Parent (if after the Closing), an amount equal to that portion of the sum of (A) the Positive Purchase Price Adjustment Amount, if any, plus (B) the Unused Purchase Price Adjustment Escrow Amount payable in respect of such Unit, calculated in accordance with the terms of the Operating Agreement as though (x) the Company had sold all of its assets for an amount equal to the Net Estimated Merger Consideration plus the Positive Purchase Price Adjustment Amount, if any, plus the Unused Purchase Price Adjustment Escrow Amount, and (y) had distributed such amount to the Equityholders pursuant to Section 10.02 of the Operating Agreement, minus the aggregate amounts previously paid in respect of such Unit pursuant to Section 2.6, all as set forth in a schedule (which shall reflect allocations that are consistent with the allocations of the Net Estimated Merger Consideration set forth in the Allocation Certificate) to be prepared and certified by the Unitholders’ Representative and attached to the joint written instruction delivered pursuant to Section 2.8(k) (the “Payment Schedule”); and

(ii) to the Unit Exchange Fund, an amount equal to that portion of the sum of (A) the Positive Purchase Price Adjustment Amount, if any, plus (B) the Unused Purchase Price Adjustment Escrow Amount payable in respect of the aggregate number of Units outstanding immediately prior to the Effective Time in respect of which no Letters of Transmittal have theretofore been properly delivered, calculated in the manner set forth in Section 2.8(l)(i), all as set forth in the Payment Schedule, to be held in trust for the benefit of the holders of such Units and disbursed in accordance with Section 2.7(b);

(iii) to the Surviving Company for payment through the Surviving Company’s payroll system on the Surviving Company’s first regular payroll date following receipt of the joint written instructions, to each Optionholder who held Options immediately prior to the Effective Time for which an Option Payment Letter has theretofore properly been delivered to the Company with a copy to Parent (if at or prior to the Closing) or to the Surviving Company (if after the Closing) as specified therein, an amount equal to that portion of the sum of (A) the Positive Purchase Price Adjustment Amount, if any, plus (B) the Unused Purchase Price Adjustment Escrow Amount, if any, payable in respect of the Class A Units subject to issuance upon exercise of such Options, calculated in the manner set forth in Section 2.8(l)(i), all as set forth in the Payment Schedule; and

(iv) to the Surviving Company to be held in the Option Exchange Fund, an amount equal to that portion of the sum of (A) the Positive Purchase Price Adjustment Amount, if any, plus (B) the Unused Purchase Price Adjustment Escrow Amount, if any, payable in respect of the Class A Units subject to issuance upon the exercise of Options for which no Option Payment Letters have theretofore properly been delivered, calculated in the manner set forth in Section 2.8(l)(i), all as set forth in the Payment Schedule, to be held in trust for the benefit of the holders of such Options and disbursed in accordance with Section 2.7(b).

(m) All payments by Parent or the Surviving Company pursuant to this Section 2.8 shall be made by wire transfer of immediately available funds unless otherwise designated by the payee thereof or unless the payment is less than $1,000 in which case payment may be made by check. The parties hereto agree (and agree to cause their respective Affiliates) to treat any payment made pursuant to this Section 2.8 as an adjustment to the purchase price for federal, state, local and foreign income Tax purposes, except to the extent otherwise required by applicable Law or pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

(n) The amount contained in the Purchase Price Adjustment Escrow Account shall serve as security for and as the sole and exclusive source of payment of, Parent’s and the Surviving Company’s rights pursuant to Section 2.8.

2.9. Subsequent Releases of Funds.

(a) Promptly following any determination by the Unitholders’ Representative that all or any portion of the amount then remaining in the Unitholders’ Representative Expense Fund will no longer be needed to pay any Unitholders’ Representative Expenses and may be released from the Unitholders’ Representative Expense Fund, the Unitholders’ Representative shall instruct the Escrow Agent (each such instruction, as well as the instructions referred to in the next sentence, a “Release Instruction”) to release money from the Unitholders’ Representative Expense Fund for distribution to the Equityholders in accordance with

Section 2.9(b). On the date designated in the Substitution Plan for payment of bonuses pursuant to such Plan (the “Substitution Plan Payment Date”), Parent shall deliver to the Escrow Agent an amount equal to the Unused Substitution Plan Holdback Amount, if any, and Parent and the Unitholders’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the Unused Substitution Plan Holdback Amount, if any, for distribution to the Equityholders in accordance with Section 2.9(b). The amount of any funds being released to the Equityholders at any time pursuant to this Section 2.9(a) is herein referred to as the “Release Amount.”

(b) The Escrow Agreement shall provide that promptly (and in any event within three (3) Business Days) following the receipt by the Escrow Agent of a Release Instruction, the Escrow Agent shall make payments in accordance with such Release Instruction, as follows:

(i) to the account of each Unitholder, with respect to each Unit outstanding immediately prior to the Effective Time for which a Letter of Transmittal that includes such Unitholder’s payment information has theretofore been properly delivered to the Company with a copy to Parent (if at or prior to the Closing) or to the Escrow Agent and Parent (if after the Closing), an amount equal to that portion of such Release Amount payable in respect of such Unit, calculated in accordance with the terms of the Operating Agreement as though (x) the Company had sold all its assets for an amount equal to the Net Estimated Merger Consideration plus the Positive Purchase Price Adjustment Amount, if any, plus the Unused Purchase Price Adjustment Escrow Amount, if any, plus any prior and the current Release Amount, and (y) had distributed such amount to the Equityholders pursuant to Section 10.02 of the Operating Agreement, minus the aggregate amounts previously paid in respect of such Unit pursuant to Section 2.6, Section 2.8 and/or this Section 2.9, all as set forth in the Release Instruction;

(ii) to the Unit Exchange Fund, an amount equal to that portion of the Release Amount payable with respect to the aggregate number of Units outstanding immediately prior to the Effective Time in respect of which no Letters of Transmittal were theretofore properly delivered, calculated in the manner set forth in Section 2.9(b)(i), all as set forth in the Release Instruction, to be held in trust for the benefit of the holders of such Units and disbursed in accordance with Section 2.7(b);

(iii) to the Surviving Company for payment through the Surviving Company’s payroll system on the Surviving Company’s first regular payroll date following the receipt by the Escrow Agent of the Release Instruction, to each Optionholder who held Options immediately prior to the Effective Time for which an Option Payment Letter was theretofore properly delivered to the Company with a copy to Parent (if at or prior to the Closing) or to the Surviving Company (if after the Closing) as specified therein, an amount equal to the portion of the Release Amount payable in respect of the Class A Units subject to issuance upon the exercise of such Options, calculated in the manner set forth in Section 2.9(b)(i), all as set forth in the Release Instruction; and

(iv) to the Surviving Company, to be held in the Option Exchange Fund, an amount equal to that portion of the Release Amount payable in respect of the Class A Units subject to issuance upon the exercise of Options for which no Option Payment Letters were theretofore properly delivered, calculated in the manner set forth in Section 2.9(b)(i), all as set forth in the Release Instruction, to be held in trust for the benefit of the holders of such Options and disbursed in accordance with Section 2.7(b).

(c) On the Substitution Plan Payment Date, Parent shall pay to those participants in the Substitution Plan who are entitled to receive payment of their bonuses under the Substitution Plan the aggregate amount payable to them under the Substitution Plan (less applicable Tax witholdings) of which an amount equal to sixty-five percent (65%) of the aggregate amount payable under the Substitution Plan, plus the aggregate amount of the Employer Portion of Payroll Taxes associated therewith, may be distributed from the separate account holding the Substitution Plan Holdback Amount.

(d) All payments by Parent, the Surviving Company or the Unitholders’ Representative pursuant to this Section 2.9 shall be made by wire transfer of immediately available funds unless otherwise designated by the payee thereof or unless the payment is less than $1,000 in which case payment may be made by check. The parties hereto agree to treat any payment made pursuant to this Section 2.9 as an adjustment to the purchase price for federal, state, local and foreign income tax purposes, except to the extent otherwise required by applicable Law or pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

2.10. Withholding.

Notwithstanding anything herein to the contrary, Parent, Merger Sub, the Company, the Surviving Company and the Escrow Agent shall be entitled to deduct and withhold from any payment pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under any applicable Tax Law. Any amount which is so deducted or withheld shall be deemed for all purposes of this Agreement to have been paid to the Person with regard to which it was deducted or withheld; provided that Parent, Merger Sub, the Company, the Surviving Company or the Escrow Agent, as applicable, remits such deducted or withheld amount to the applicable Tax authority.

2.11. Tax Treatment.

The parties agree (i) that the Merger shall be treated, for U.S. federal (and applicable state and local) income Tax purposes, in accordance with Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432, (A) as a taxable purchase by Parent of the assets of the Company (and of the assets of any Subsidiary of the Company that is treated as disregarded as separate from the Company for U.S. federal income tax purposes) and (B) as a taxable sale by the Unitholders of the interests in the Company and (ii) that the funds held in the account referred to in Section 2.6(c)(iii) are owned by Parent for U.S. federal (and applicable state and local) income tax purposes (the treatment described in this sentence, the “Transaction Tax Treatment”). The parties hereto agree (and agree to cause their respective Affiliates) to (x) prepare and file all Tax Returns in a manner consistent with the Transaction Tax Treatment and (y) not take any position (whether in financial statements, audits, Tax Returns, in connection with any Tax Proceeding or otherwise) which is inconsistent with the Transaction Tax Treatment, except to the extent otherwise required under state, local or foreign Tax Law or pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Tax Law).

2.12. Purchase Price Allocation.

Parent, the Company and the Unitholders shall (and shall cause their respective Affiliates to) allocate (including for purposes of determining the portion of the gain or loss recognized by the Unitholders on their sale of the interests in the Company pursuant to the Merger that is attributable to the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code)) all amounts treated as consideration for Tax purposes among the assets deemed acquired for U.S. federal income tax purposes, in accordance with Exhibit G (the “Allocation Schedule”), Sections 751 and 1060 of the Code and the Treasury Regulations promulgated thereunder and in accordance with the following procedures in this Section 2.12. No later than one-hundred and twenty (120) days after the Final Aggregate Merger Consideration is finally determined hereunder, Parent shall deliver to the Unitholders’ Representative an allocation of all amounts treated as consideration for Tax purposes as of the Closing Date, determined in a manner consistent with the Allocation Schedule, Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Parent’s Allocation”). If the Unitholders’ Representative disagrees with Parent’s Allocation, the Unitholders’ Representative may, within thirty (30) days after delivery of Parent’s Allocation, deliver a notice (the “Unitholders’ Allocation Notice”) to Parent to such effect, specifying those items as to which the Unitholders’ Representative disagrees and setting forth the Unitholders’ Representative’s allocation of the amounts treated as consideration for Tax purposes. If the Unitholders’ Allocation Notice is duly delivered, Parent and the Unitholders’ Representative shall, during the twenty (20) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts. If during such twenty (20)-day period, Parent and the Unitholders’ Representative are unable to reach such agreement, they shall promptly thereafter cause the Accounting Arbitrator to resolve any remaining dispute. Any determination of the Accounting Arbitrator shall be consistent with the Allocation Schedule, Section 1060 of the Code and the Treasury Regulations promulgated thereunder and the terms of this Agreement. The allocation of the amounts treated as consideration for Tax purposes as prepared by Parent on the Parent’s Allocation if no Unitholder’s Allocation Notice is duly and timely delivered, as mutually agreed between Parent and the Unitholder’s Representative, or as determined by the Accounting Arbitrator in accordance with the foregoing provisions of this Section 2.12 (the “Final Allocation”), shall be binding on all parties hereto. Any costs, fees and expenses of the Accounting Arbitrator incurred in connection with this Section 2.12 shall be borne equally by Parent, on the one hand, and the Unitholders’ Representative, on the other hand. The parties hereto and the Unitholders agree (and agree to cause their respective Affiliates) to (x) prepare and file all Tax Returns in a manner consistent with the first sentence of this Section 2.12 and the Final Allocation and (y) not take any Tax position (whether in financial statements, audits, Tax Returns, in connection with any Tax Proceeding or otherwise) which is inconsistent with the first sentence of this Section 2.12 and the Final Allocation, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Tax Law) (it being agreed and understood that the above provisions of this Section 2.12 shall not require the Unitholders to take any position inconsistent with clause (i)(B) of the definition of Transaction Tax Treatment).

2.13. Vesting Under 2011 Agreement.

(a) To the extent that the Company holds any cash in the Payments Account (as defined in the 2011 Agreement) in respect of Phase I Unvested Cash Out Units (as defined in the 2011 Agreement) as of immediately prior to the Effective Time, the associated Phase I Unvested Cash Out Units which have not already become Forfeited Cash Out Rights (as defined in the 2011 Agreement) shall be deemed to have become Newly Vested Cash Out Rights (as defined in the 2011 Agreement) as of immediately prior to, but subject to the occurrence of, the Effective Time, and the Company shall cause the associated amounts to be paid pursuant to Section 2.10(b) of the 2011 Agreement promptly following the Closing. For the avoidance of doubt, the cash payable to former holders of Phase I Unvested Cash Out Units pursuant to this Section 2.13(a) shall not be included in the calculation of Closing Cash, Closing Indebtedness, Closing Net Working Capital or Transaction Expenses.

(b) To the extent that there are any Phase II Unvested Equity Units (as defined in the 2011 Agreement) outstanding as of immediately prior to the Effective Time which have not already become Forfeited Equity Rights (as defined in the 2011 Agreement), such Phase II Unvested Equity Units shall be deemed to automatically vest as of immediately prior to, but subject to the occurrence of, the Effective Time and such Newly Vested Equity Rights (as defined in the 2011 Agreement) shall be taken into account in calculating all payments to be made pursuant to this Agreement.

(c) As of the June 30, 2015, there was approximately $260,000 in Forfeiture Cash Consideration (as defined in the 2011 Agreement) with respect to Forfeited Cash Out Rights (as defined in the 2011 Agreement), which amount is either (i) held in the Payments Account as of the date hereof and will be transferred to an escrow account with the Escrow Agent (the “Forfeiture Account”) prior to the Closing Date or (ii) has been transferred from the Payments Account to the Forfeiture Account prior to the date hereof. To the extent any Phase I Unvested Cash Out Units generate Forfeited Cash Out Rights pursuant to the 2011 Agreement prior to the Effective Time, the Company will transfer the amount associated with the Forfeited Cash Out Rights from the Payments Account to the Forfeiture Account prior to the Effective Time.

(d) As of the date hereof, there are 8,575 Forfeited Equity Rights pursuant to the 2011 Agreement. The Company previously deposited the Fair Market Value (as defined in the 2011 Agreement) of 8,400 of such Forfeited Equity Rights in the Forfeiture Account in accordance with the terms of the 2011 Agreement and will deposit the Fair Market Value of the additional 175 Forfeited Equity Rights (as agreed with the 2011 Representative) in the Forfeiture Account prior to 11:59 P.M. Eastern Time on the day immediately prior to the Closing Date. To the extent any additional Forfeited Equity Rights are created prior to the Closing, the Company and the 2011 Representative have agreed on the Fair Market Value thereof to be deposited in the Forfeiture Account and the Company will deposit such amount in the Forfeiture Account prior 11:59 P.M. Eastern Time on the day immediately prior to the Closing Date. Promptly following the Closing, the Company will distribute the funds held in the Forfeiture Account pursuant to Sections 2.10(d) and 2.10(e) of the 2011 Agreement. For the avoidance of doubt, the cash payable pursuant to this Section 2.13(d) shall not be included in the calculation of Closing Cash, Closing Indebtedness, Closing Net Working Capital or Transaction Expenses.

(e) Notwithstanding anything to the contrary in this Agreement, in no event shall Parent or the Surviving Company have any liability or be required to make any payment of its own funds (as opposed to cash held in the Payments Account and Forfeiture Account) pursuant to this Section 2.13; provided, that this sentence shall not limit the obligations of the Company to deposit funds in such accounts prior to 11:59 P.M. Eastern Time on the day immediately prior to the Closing Date as contemplated by this Section 2.13.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the Company Disclosure Schedules in accordance with Section 9.11, the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1. Organization and Power.

The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. The Company has all limited liability company power and authority necessary to enable it to own or lease and to operate its properties and assets and carry on its business as currently conducted, except such power and authority the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign company and is in good standing (in those jurisdictions in which the concept of good standing exists) in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it require such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Organizational Documents of the Company as amended to the date of this Agreement have been made available to Parent.

3.2. Authorization and Enforceability.

The Company has full power and authority to execute, deliver and perform this Agreement and the Ancillary Documents to which it is, or at the Closing will be, a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Ancillary Documents to which the Company is, or at the Closing will be, a party and the performance by the Company of its obligations hereunder and thereunder have been duly authorized by all requisite limited liability company action by the Company and no other proceedings on the Company’s or its Unitholders’ part are necessary to authorize the execution, delivery or performance of this Agreement or those Ancillary Agreements. Prior to the execution of this Agreement, each Equityholder that is an Affiliate of the NMP Group has consented in writing, pursuant to the Operating Agreement, to the execution, delivery and performance of this Agreement. The Unitholders do not have any approval (except as set forth in the preceding sentence), appraisal or dissenter’s rights (whether under applicable Law, the Operating Agreement or otherwise) with respect to the Contemplated Transactions. This Agreement has been, and each of the Ancillary Documents to be executed and delivered at the Closing by the Company will be at the Closing, duly executed and delivered by the Company and constitutes, or as of the Closing will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.3. Capitalization.

(a) The Company Disclosure Schedules set forth a complete and accurate list, as of the date hereof, of the authorized equity capital of the Company and a list of the record holders of all of the outstanding Units and Options, including the name of, and the corresponding amount, of Class A Units, Options and Class P Units held by each Equityholder, as of the date hereof, and if applicable, the exercise price, number of Class A Units issuable upon exercise thereof and the vesting dates (and amount subject to such dates). All outstanding Units are duly authorized, have been validly issued, are fully paid and non-assessable, are not subject to and have not been issued in violation of any preemptive or similar rights and have been issued in compliance with applicable securities Laws or exemptions therefrom. Each of the Equityholders has good, valid and marketable title to the Units or Options set forth opposite such Equityholder’s name on the Company Disclosure Schedules, free and clear of all Liens. Except for the Class A Units, Class P Units and Options outstanding on the date hereof, as of the date hereof there are no issued and outstanding voting or equity interests in the Company, and the Company does not have on the date hereof any outstanding securities convertible into or exchangeable or exercisable for any equity interests in the Company or any rights to subscribe for or to purchase, or any agreements (other than this Agreement, the Operating Agreement, the Registration Rights Agreement and the Company’s Unit Incentive Plan and related Unit Option Agreements) providing for the issuance, transfer, sale, purchase or redemption (contingent or otherwise) of, any equity interests in the Company. The statements set forth in this Section 3.3(a) will be equally true as of the Closing, except to reflect (i) any issuances of Units upon any exercise of the Options outstanding on the date hereof (which will reduce the number of Units subject to such outstanding Options by a corresponding amount), (ii) any forfeitures of Options since the date hereof, and (iii) any grants of Options made in compliance with Section 5.1(a)(ii).

(b) All Units issuable upon exercise of the Options will be, when issued, duly authorized, validly issued, fully paid and non-assessable, owned beneficially and of record by the Optionholders as set forth in the Company Disclosure Schedules and issued in compliance with applicable securities Laws or exemptions therefrom. Except for the Operating Agreement, the Registration Rights Agreement and the Company’s Unit Incentive Plan and related Unit Option Agreements, the Company is not a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or equityholders agreement with respect to the sale or voting of any shares of capital stock of the Company or any securities convertible into or exchangeable or exercisable for Units. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which Equityholders may vote.

(c) The allocation reflected in the Allocation Certificate, when provided pursuant to Section 2.6, will be in accordance and will comply with the terms of, and not conflict or results in any violation of or default under the Organizational Documents of the Company or any other Contracts pursuant to which Equity Securities or other securities in the Company have been issued.

3.4. Subsidiaries.

(a) The Company Disclosure Schedules set forth the name, jurisdiction of organization, authorized capital or other equity interests, and number and type of issued and outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries, together with the legal and beneficial holder of such shares of capital stock or other equity interests. Each of the Company’s Subsidiaries is an entity duly organized, validly existing and in good standing (in those jurisdictions in which the concept of good standing exists) under the laws of the jurisdiction of its incorporation or organization. Each of the Company’s Subsidiaries has all the corporate, limited liability company (or equivalent) power and authority necessary to enable it to own or lease and to operate its properties and assets and carry on its business as currently conducted, except such power and authority the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary listed in the Company Disclosure Schedules is duly qualified to do business as a foreign company in each jurisdiction in which the nature of the business conducted by it or the character of the properties owned or leased by it require such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries are duly authorized, have been validly issued, are fully paid and non-assessable, have not been issued in violation of any preemptive or similar rights, have been issued in compliance with applicable securities Laws or exemptions therefrom, and are owned directly or indirectly by the Company free and clear of all Liens. Except as set forth in the Disclosure Schedules, there are no issued and outstanding Equity Securities or voting interests in any of the Company’s Subsidiaries. There are no outstanding securities convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of any of the Company’s Subsidiaries or any rights to subscribe for or to purchase, or any agreements providing for the issuance, transfer, sale, purchase, redemption or other acquisition (contingent or otherwise) of, any shares of capital stock or other equity interests of any of the Company’s Subsidiaries. None of the Company’s Subsidiaries is a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or equityholders agreement with respect to the sale or voting of any shares of capital stock or other equity interests of any of the Company’s Subsidiaries or any securities convertible into or exchangeable or exercisable for any shares of capital stock or other equity interests of any of the Company’s Subsidiaries. Neither the Company nor any of its Subsidiaries owns any Equity Securities or voting interests in any third party Person other than the Subsidiaries, nor are they obliged, or have contracted, to acquire any such Equity Securities or voting interests.

3.5. No Violation.

The execution and delivery by the Company of this Agreement and the Ancillary Documents to which the Company is, or at the Closing will be, a party, the consummation by the Company of the Contemplated Transactions and the compliance by the Company with the terms of this Agreement and the Ancillary Documents to which the Company is, or at the Closing will be, a party will not (a) conflict with or violate any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) require any consent of or other action under, conflict with or violate, or constitute a default or result in the creation of a right of acceleration, termination or amendment or any other change of any right or obligation or the loss of any benefit under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties is bound, or any material Permit held by the Company or any of its Subsidiaries (c) assuming that all consents, approvals and authorizations contemplated by Section 3.6 have been obtained and all filings described therein have been made, conflict with or violate any Laws applicable to the Company or to any of its Subsidiaries or by which they or any of their respective properties is bound or affected, or (d) result in the creation of, or require the creation of, any Lien upon any Units or (other than a Permitted Lien) upon the assets or properties of the Company or any of its Subsidiaries, except, in the cases of clauses (b) and (d), to the extent such conflict, violation, default or creation or change of right or obligation, loss of benefit or Lien (each an “Impact”) would not reasonably be expected to be, individually or in the aggregate, material to the Company.

3.6. Governmental Consents.

No consents, licenses, approvals or authorizations of, or registrations, declarations or filings with, any Governmental Authority (“Governmental Consents”) are required to be obtained or made by the Company in connection with the execution, delivery and performance of this Agreement or any Ancillary Documents to which the Company or its Subsidiaries is, or at the Closing will be, a party or the consummation by the Company of the Contemplated Transactions, other than (a) a filing under the HSR Act and (b) those Governmental Consents listed in the Company Disclosure Schedules, and (c) except for those for which the failure to obtain such Governmental Consents would not reasonably be expected to be, individually or in the aggregate, material to the Company (it being understood that, in making the representations and warranties contained in this Section 3.6, the Company is relying, to the extent applicable, on the accuracy and completeness of the information and documents provided by Parent to the extent relevant to the Company’s determination).

3.7. Financial Statements; Undisclosed Liabilities.

(a) The Company Disclosure Schedules set forth the following financial statements (the “Financial Statements”): (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2014, December 31, 2013 and December 31, 2012 and the related audited consolidated statements of loss and comprehensive loss, members’ equity and cash flows for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015, and the related unaudited consolidated statements of loss and comprehensive loss and cash flows for the six (6) month period ended on such date (the “Unaudited Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with prior periods and fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of their respective dates and the consolidated loss, comprehensive loss, membership equity or cash flows, as the case may be, of the Company and its Subsidiaries for the respective periods covered thereby, subject, in the case of the Unaudited Financial Statements, to the absence of footnote disclosure and to normal, recurring end-of-period adjustments that are not, in the aggregate, material.

(b) The Company and its Subsidiaries do not have any material liabilities, debts, claims or obligations (whether accrued, contingent, known, unknown, absolute, direct, indirect or otherwise) of any nature, whether due or to become due, other than (i) liabilities reflected or reserved against in the Financial Statements or disclosed in the notes thereto, (ii) liabilities incurred since the date of the Unaudited Financial Statements in the ordinary course of business consistent with the type reflected or reserved for in the Unaudited Financial Statements or (iii) liabilities disclosed in the Company Disclosure Schedules or the documents listed in the Company Disclosure Schedules.

3.8. Absence of Certain Changes.

Except as reflected on the face of or reserved against in the Unaudited Financial Statements, since the date of the Unaudited Financial Statements, there has not been any change in the business, operations or financial condition of the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Unaudited Financial Statements (i) each of the Company and its Subsidiaries has conducted its business in the ordinary course and in a manner consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has:

(a) acquired (including by merger, consolidation or acquisition of stock), sold, leased, transferred, mortgaged or assigned any assets, tangible or intangible, for an amount that exceeds $750,000 in the aggregate, other than acquisitions or sales of goods or services in the ordinary course of business;

(b) incurred, assumed, guaranteed or discharged any Indebtedness, except in the ordinary course of business;

(c) modified its certificate of incorporation or bylaws or other similar organizational documents;

(d) issued, sold or otherwise permitted to become outstanding any Equity Securities, or split, combined, reclassified, repurchased or redeemed any shares of its capital stock or other equity interests (other than issuances in connection with the exercise of the Options by the holders thereof);

(e) adopted a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

(f) entered into, adopted or terminated any of the Plans or Company Employment Contracts or, except as required by Law, amended any of the Plans;

(g) increased the compensation, commission, bonus or other direct or indirect remuneration or benefits payable to, or agreed to pay or award, conditionally or otherwise, any bonus, incentive, retention, change in control payment or other compensation, retirement, welfare, fringe or severance benefit or vacation pay to or in respect of, any of its employees, officers or directors, except (i) in the ordinary course of business or (ii) to the extent required by Law or any existing Contract or Plan;

(h) taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clauses (5), (6), (16) or (17) of Section 5.1(a)(ii);

(i) changed its financial accounting policies or procedures in any material manner, except to the extent required to conform with GAAP, or made any material changes in the management of working capital or cash; or

(j) entered into a binding agreement or otherwise irrevocably committed to do any of the foregoing.

3.9. Real Property; Title to Assets.

(a) The Company Disclosure Schedules set forth a complete and accurate list as of the date hereof of all real property leases and subleases to which the Company or any of its Subsidiaries is a party as lessee or lessor (collectively, the “Real Property Leases,” and the properties leased thereunder, collectively, the “Leased Real Property”). The leasehold interests relating to the Real Property Leases are free and clear of all Liens, other than Permitted Liens. No material default by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, the other party or parties thereto, exists under any of the Real Property Leases, and each of the Real Property Leases is valid and legally binding on, and enforceable against, the Company or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, on and against the other party or parties thereto, in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company has made available to Parent complete and accurate copies of each of the Real Property Leases and all amendments thereto, and none of such Real Property Leases has been modified in any material respect.

(b) The Company Disclosure Schedules set forth a complete and accurate list as of the date hereof of all real properties owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”). The Company or one of its Subsidiaries, as applicable, has good, valid, marketable and insurable fee title to the Owned Real Property free and clear of all Liens, except for Permitted Liens. None of the Owned Real Property is subject to any right or option of any other Person to purchase or lease an interest in such Owned Real Property. There does not exist any actual or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Leased Real Property or Owned Real Property or any part thereof, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority to take or use all or any part thereof

(c) The Company and its Subsidiaries have good, valid and marketable (and, in the case of real property, insurable) title to all of the assets and properties which they purport to own and a valid leasehold interest in or valid license to all other assets and properties, in each case, which are material to the Company and its Subsidiaries, free and clear of all Liens, other than Permitted Liens. These assets are sufficient in all material respects for the conduct of the respective businesses, activities and operations of the Company and its Subsidiaries as currently conducted.

3.10. Intellectual Property.

(a) The Company Disclosure Schedules set forth a complete and accurate list as of the date hereof of all patents, patent applications, trademark registrations and applications, copyright registrations and applications and domain name registrations, in each case, that are Company Intellectual Property (“Registered IP”). Each item of material Company Intellectual Property is valid and enforceable.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all material Company Intellectual Property used in the businesses of the Company and its Subsidiaries as presently conducted and has a right to use pursuant to a valid and enforceable written license all other Intellectual Property used in their businesses as currently conducted, in each case free and clear of all Liens other than Permitted Liens, which rights shall not change in any material respects as a result of the consummation of the Contemplated Transactions.

(c) To the Knowledge of the Company, (i) the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe or misappropriate any Intellectual Property of third parties in any material respect and (ii) no third party is infringing or misappropriating any Company Intellectual Property. There is no Litigation alleging infringement or misappropriation of the Intellectual Property of any third party pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company. No written claim of infringement of any Intellectual Property has been received by the Company or any of its Subsidiaries.

(d) The operation of the business of the Company and its Subsidiaries does not violate the data protection or privacy laws of any jurisdiction in any material respect. The Company and its Subsidiaries have not received any written notices or complaints from any Governmental Authority challenging their practices with respect to data protection or the handling of personal information. No Software owned or, to the Knowledge of the Company, licensed or used by the Company or its Subsidiaries contains, incorporates or is derived from open source or similar Software in a manner that would impose an open source obligation on proprietary Software of the Company in any material respect. The hardware, Software, network and telecommunication and related information technology infrastructure owned or leased by the Company or any of its Subsidiaries and used in their business (i) are in good repair and operating condition in all material respects, (ii) to the Knowledge of the Company, do not contain any virus or malware that would reasonably be expected to materially interfere with the ability of the Company and its Subsidiaries to conduct their business and (iii) to the Knowledge of the Company, have not been accessed by any unauthorized Person. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with industry practice.

(e) The Company has taken (and caused each of its Subsidiaries to take) commercially reasonable precautions to protect the confidentiality of its trade secrets and confidential and proprietary information, and (i) there has been no material disclosure of any of its trade secrets or confidential and proprietary information to any third party Person except for representatives of the Company bound by customary, binding confidentiality and non-disclosure agreements and (ii) there has not been any breach by any party to such agreements.

(f) No current or former employee, officer, director, consultant or contractor of the Company or any of its Subsidiaries has any valid claim of ownership, in whole or in part, to any material Company Intellectual Property or derivative works thereof, or has asserted any such claim of ownership or right. In each case in which the Company or any of its Subsidiaries has acquired ownership of any material Company Intellectual Property from any Person (including any employee, officer, director, consultant and contractor of the Company or any Subsidiary), the Company or its applicable Subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer ownership of any and all rights with respect to such Company Intellectual Property to the Company or such Subsidiary.

(g) Notwithstanding anything in this Agreement to the contrary, this Section 3.10, Section 3.11(a)(ii) and Section 3.11(b) (to the extent related to Section 3.11(a)(ii)) contain the sole and exclusive representations and warranties of the Company in any way relating to any Intellectual Property matters.

3.11. Contracts.

(a) The Company Disclosure Schedules set forth a list as of the date hereof of all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound (collectively, the “Material Contracts”):

(i) Contracts evidencing Indebtedness in excess of $250,000 (or any guarantee thereof);

(ii) Company IP Agreements that are material to the operation of the business of the Company and its Subsidiaries as currently conducted;

(iii) Contracts relating to the acquisition or disposition of any equity, business, product line or material assets or properties of any Person entered into at any time during the last three (3) years (or containing any “earn-out” or contingent payment obligation that is still outstanding);

(iv) Contracts limiting the freedom of the Company to engage in any line of business, acquire any entity or compete with any Person or in any market or geographical area;

(v) Joint venture, partnership, limited liability company or other similar agreements (including any agreement providing for joint research, development, distribution or marketing);

(vi) Contacts relating to any interest rate, foreign exchange, derivatives or hedging transaction;

(vii) Contracts that are settlement or similar agreements with any Governmental Authority or that bind the Company or any of its Subsidiaries to any conduct or equitable relief or that require the Company or any of its Subsidiaries to pay an amount of money in excess of $250,000 that has not been completely paid as of the date of this Agreement;

(viii) Contracts under which the Company is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $100,000;

(ix) Contracts relating to any capital expenditure or leasehold improvement in excess of $250,000 in the aggregate that have commenced but are not yet completed or that obligate the Company or any of its Subsidiaries to incur expenditures in excess of $250,000 in the aggregate with respect to a project that is not yet commenced; and

(x) Contracts not otherwise of a type listed above (other than Contracts with customers or data suppliers) involving reasonably anticipated payments to or from the Company or any of its Subsidiaries in excess of $250,000 per annum and which do not expire or are not terminable at the option of the Company or any of its Subsidiaries without substantial cost or penalty within a period of ninety (90) days.

(b) A true and complete copy of each Material Contract as in effect on the date hereof has been made available to Parent. No material default by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, the other party or parties thereto, exists under any of the Material Contracts. Each of the Material Contracts is valid and legally binding on, and enforceable against, the Company or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, on and against the other party or parties thereto, in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.12. Compliance with Laws; Permits.

(a) Neither the Company nor any of its Subsidiaries is in violation of any Laws that are applicable to it or the conduct or operation of its business or the ownership or use of any of its assets, which violation would reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) The Company and its Subsidiaries hold, and are in compliance in all material respects with, all material Permits necessary for the conduct of their businesses as presently conducted. There has been no material violation, default, cancellation, revocation nor, to the Knowledge of the Company, threatened cancellation or revocation of any Permit.

(c) None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or, to the Knowledge of the Company, any of their respective agents or other Persons that act for or on behalf of the Company or its Subsidiaries (collectively, “Company Agents”) has within the past three (3) years, in connection with or relating to the business of the Company or its Subsidiaries, violated the U.S. Foreign Corrupt Practices Act, as amended, the UK Bribery Act 2010, as amended, or any other anti-bribery law, to the extent that any such laws are applicable to the Company or its Subsidiaries (collectively, “Anti-Corruption Laws”). The Company and its Subsidiaries have in place reasonable procedures designed to ensure compliance with such Anti-Corruption Laws and the representations and warranties contained in this Section 3.12(c). There is no pending or, to the Knowledge of the Company, threatened investigation, inquiry, or enforcement proceedings against the Company or any of its Subsidiaries by any Governmental Authority or any customer regarding any material violation or alleged violation of any Anti-Corruption Law, and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry, or proceedings

(d) None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or, to the Knowledge of the Company, any Company Agent, has within the past three (3) years violated in any material respect any Laws imposing economic sanctions measures administered or promulgated by any applicable Governmental Authority (collectively “Economic Sanctions”). None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or, to the Knowledge of the Company, any Company Agent, is a person that is, or is 50% or greater owned by a person that is, the subject or target of applicable Economic Sanctions, including by being designated as a “Specially Designated National or Blocked Person” or by being located, organized or resident in a country or territory that is the subject of applicable Economic Sanctions (including Crimea, Cuba, Iran, North Korea, Sudan or Syria). There is no pending or, to the Knowledge of the Company, threatened investigation, inquiry, or enforcement proceedings upon the Company or any of its Subsidiaries by any Governmental Authority regarding any material violation or alleged violation of any Law relating to Economic Sanctions, and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry, or proceedings. During the past three (3) years, neither the Company nor any of its Subsidiaries has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of applicable Economic Sanctions.

(e) The Company and its Subsidiaries have for the past three (3) years been and are in material compliance with all applicable export controls Laws, and none of the Company or any of its Subsidiaries has received any written notice from any Governmental Authority of noncompliance with any such applicable export controls Law.

3.13. Litigation.

There is no action, suit, arbitration or other proceeding (each, a “Litigation”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or their respective properties or businesses, at law or in equity or before any Governmental Authority or arbitrator, that would reasonably be expected to be, individually or in the aggregate, material to the Company. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order arising from any Litigation that would reasonably be expected to be, individually or in the aggregate, material to the Company.

3.14. Environmental Matters.

(a) Neither the Company nor any of its Subsidiaries is in violation of any applicable Environmental Laws currently in effect, which violation would reasonably be expected to be, individually or in the aggregate, material to the Company.

(b) The Company and its Subsidiaries hold, and are in compliance in all material respects with, all material Permits required by applicable Environmental Laws and necessary for the conduct of their businesses as presently conducted (collectively, “Environmental Permits”). There has been no material violation, default, cancellation, revocation nor, to the Knowledge of the Company, threatened cancellation or revocation of any Environmental Permit. None of the Environmental Permits will be terminated or impaired in any material respect or become terminable, in whole or in part, as a result of the Contemplated Transactions.

(c) There is no Litigation arising under any Environmental Laws pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order arising under any Environmental Laws that would reasonably be expected to be, individually or in the aggregate, material to the Company.

(d) Neither the Leased Real Property nor the Owned Real Property is contaminated with Hazardous Substances requiring remediation by the Company or any of its Subsidiaries under any applicable Environmental Laws, except for such contamination the remediation of which would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(e) Notwithstanding anything in this Agreement to the contrary, this Section 3.14 contains the sole and exclusive representations and warranties of the Company in any way relating to any environmental matter, including any matter arising under any Environmental Laws.

3.15. Personnel Matters.

(a) The Company Disclosure Schedules set forth a list as of the date hereof of the respective directors and Key Employees of the Company and its Subsidiaries (individually and collectively, “Personnel”) and their positions. True and complete information concerning the respective annual rate of salaries or wages, target bonus opportunities and other compensation paid for 2014 or payable as of the date hereof for 2014 by the Company and its Subsidiaries to such Personnel has been made available to Parent

(b) There is no pending or, to the Knowledge of the Company, threatened Litigation by or between the Company or any of its Subsidiaries and any employees of the Company that would reasonably be expected to be, individually or in the aggregate, material to the Company.

(c) The most recent written employee policies and manuals of the Company and its Subsidiaries as of the date hereof that have been furnished to their employees are listed in the Company Disclosure Schedules, and true and complete copies of all such written employee policies and manuals have been made available to Parent.

(d) For purposes of this Agreement, “Company Employment Contract” means each Contract between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, director or other Service Provider, on the other hand. The Company Disclosure Schedules set forth a list as of the date hereof of all Company Employment Contracts of any Key Employee. The Company has provided to Parent a true and complete copy of each Company Employment Contract of any Key Employee. Except for the Company Employment Contracts and the Plans, neither the Company nor any of its Subsidiaries is a party to, or otherwise maintains or has any material obligation with respect to, any Contract or other arrangement governing the terms of employment or engagement or compensation or benefits of any current or former employee, director or other Service Provider.

3.16. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries (i) is a party to any collective bargaining agreement or other Contract with any labor organization or union, works council, employee representative body or other employee organization (a “Labor Agreement”), and neither the Company nor any of its Subsidiaries is currently negotiating, or obligated to negotiate any Labor Agreement or (ii) is obligated by, or subject to, any Order of the United States National Labor Relations Board or other Federal, state, provincial, local or foreign labor board.

(b) Neither the Company nor any of its Subsidiaries is (or, in the three (3) years preceding the date hereof, has been) a party or subject to any pending or, to the Knowledge of the Company, threatened labor strike, lockout, dispute, controversy or grievance or any unfair labor practice proceeding or other industrial action or commenced a related employer application.

(c) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws and contractual obligations respecting employment and employment practices, terms and conditions of employment, classification, and wages and hours.

3.17. Employee Benefits.

(a) For purposes of this Agreement, “Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity and equity-based profit sharing, savings, disability, incentive, deferred compensation, retirement, pension, superannuation scheme, severance, retention, change in control or other employee benefit plans, programs, policies or arrangements maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any obligation. The Company Disclosure Schedules set forth a list as of the date hereof of all material Plans.

(b) With respect to each Plan, the Company has provided to Parent: (i) a description of the material terms of any each Plan, (ii) the most recently filed Form 5500 for each Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and for each Plan that is an employee welfare benefit plan (as defined in Section 3(1) of ERISA), as applicable, and (iii) the most recent actuarial reports or other financial statements, as applicable. As promptly as practicable following the date of this Agreement, but in all events prior to the Closing, the Company shall provide or make available to Parent true and complete copies of all material Plans. At least three Business Days prior to the Closing, the Company shall provide or make available to Parent a true and complete copy of each document evidencing an award under the Substitution Plan and a statement of the aggregate amount payable to all award recipients under the Substitution Plan.

(c) Each Plan (i) has been maintained and administered in compliance in all material respects with all applicable Laws and with any Labor Agreement, and (ii) has been operated in all material respects in compliance with its terms.

(d) Neither the Company nor any of its Subsidiaries has ever maintained, established, contributed to or been obligated to contribute to any plan or arrangement that (i) is a “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iii) is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or any similar provision of any foreign Law, including a “defined benefit provision” as such term is defined in subsection 147.1(1) of the Income Tax Act (Canada) (any such plan or arrangement contemplated by clauses (i) through (iii), a “Pension Plan”). The Company could not reasonably be expected to have any actual liability with respect to any Pension Plan sponsored by any ERISA Affiliate. Except as set forth in the Financial Statements, all Pension Plans sponsored or maintained by the Company or any of its Subsidiaries are fully funded on a GAAP-projected benefit obligation basis.

(e) Each Plan intended to qualify under Section 401(a) of the Code is the subject of a favorable determination letter from the United States Internal Revenue Service (the “IRS”) with respect to its qualified status and, to the Knowledge of the Company, (i) the IRS has not taken any action to revoke such determination letter and (ii) no events have occurred that would reasonably be expected to materially adversely affect the qualified status of any such Plan or its related trust.

(f) Each Plan or Company Employment Contract that is required to be registered or approved by a foreign Governmental Authority has been registered with, or approved by, and has been maintained in good standing with, such Governmental Authority, except where the failure to do the same would not reasonably be expected to be, individually or in the aggregate, material to the Company.

(g) All material contributions required to be made prior to the date hereof with respect to any Plan or Company Employment Contract by applicable Laws or any Plan or Company Employment Contract document or other contractual undertaking, and all material premiums due or payable prior to the date hereof with respect to any insurance policy funding any Plan or Company Employment Contract, have been timely made or paid (taking into account applicable extensions).

(h) There is no pending or, to the Knowledge of the Company, threatened Litigation by or on behalf of any Plan, any employee or beneficiary covered under any Plan or Company Employment Contract or any Governmental Authority involving any Plan or Company Employment Contract, in each case, that would reasonably be expected to be, individually or in the aggregate, material to the Company.

(i) None of the Plans or Company Employment Contracts, if administered in accordance with its terms, would result in the imposition of an additional material Tax on any participant thereunder pursuant to Section 409A of the Code.

(j) No Plan or Company Employment Contract provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees, directors or other Service Providers or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(k) Except as provided for in Article II hereof, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employees, directors or other Service Providers of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director or other Service Provider or (iii) trigger any funding obligation under any Plan or Company Employment Contract or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Plan or Company Employment Contract.

(l) As of the Closing, after giving effect to Section 5.5(f) hereof, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Plan or Company Employment Contract provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(m) Each Option has an exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of a Class A Unit on the date of grant and is otherwise exempt from Section 409A of the Code. Each Class P Unit qualified as a “profits interest” within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43 on the date it was granted.

3.18. Taxes and Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to the Company and its Subsidiaries have been timely filed and all such Tax Returns are true, complete and correct in all material respects. The Company and its Subsidiaries have paid (or caused to be paid) all material Taxes that are due and payable (other than Taxes that are being contested in good faith and, if required by GAAP, are adequately reserved for in the Financial Statements in accordance with GAAP).

(b) There is no audit, Litigation or other Tax Proceeding pending, threatened in writing or, to the Knowledge of the Company, otherwise threatened, in respect of any Taxes for which the Company or any of its Subsidiaries is or may become liable, and neither the Company nor any of its Subsidiaries has received written notice of any Tax audit that is currently pending. No material deficiencies for any Taxes have been proposed, asserted or assessed in writing, or to the Knowledge of the Company, otherwise, by a Taxing Authority against the Company or any of its Subsidiaries that have not yet been resolved.

(c) The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Financial Statements are adequate, in accordance with GAAP Consistently Applied, to cover all material Taxes payable by the Company and its Subsidiaries for all periods through the date of such Financial Statements.

(d) None of the Company and its Subsidiaries has granted any extension or waiver of the statute of limitations period, or of the time for assessment or collection, applicable to any material Tax or material Tax Return (which, for the avoidance of doubt, shall not include any extensions of the statute of limitations period due to extensions of time to file any Tax Return), which period (after giving effect to such extension or waiver) has not yet expired.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement with any person (other than the Company or any of its Subsidiaries) other than any typical tax gross-up or indemnification provisions contained in commercial agreements entered into in the ordinary course of business the principal purpose of which agreements does not relate to the sharing or allocation of Taxes.

(f) None of the Company and its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary, loss sharing or similar group for Tax purposes (other than a group of which the Company is or was the common parent) or (ii) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(g) The Company and each of its Subsidiaries have (i) deducted, withheld and collected or paid (and remitted to the appropriate Taxing Authority) all amounts required to be deducted, withheld or collected or paid under any applicable Tax Law with respect to any payment made to or received from any employee, independent contractor, direct or indirect owner, debtholder or other third party and (ii) complied in all material respects with all applicable rules and regulations relating to the withholding and collection of Taxes.

(h) There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(i) In the past three (3) years, no written claim has been made by any Taxing Authority in any jurisdiction where the Company and its Subsidiaries do not currently file Tax Returns or pay Taxes of a particular type that they are required to file such Tax Returns or pay such Taxes in that jurisdiction, which claim has not been resolved.

(j) There are no rulings, closing agreements or similar arrangements with any Governmental Authority with regard to Taxes, Tax Returns or the determination of the Tax liability of any of the Company and its Subsidiaries, in each case, that would have continuing effect on periods (or portions thereof) ending after the Closing Date.

(k) None of the Company and its Subsidiaries has engaged in any transaction that is identified by notice, regulation, or other form of published guidance as a “listed transaction,” as set forth in Section 1.6011-4(b)(2) of the U.S. Treasury Regulations.

(l) In the last two (2) years, none of the Company and its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed by Section 355 of the Code.

(m) None of the Company and its Subsidiaries will be required to include any item of income or gain in, or be required to exclude any item of deduction or loss from, any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method made prior to the Closing, (ii) closing or similar agreement with any Taxing Authority executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) election under Section 108(i) of the Code.

(n) Each of the Company and its Subsidiaries (other than Regulatory Research Associates, Inc. and SNL Information Services Philippines, Inc.) is, since its formation has been, and at all times through the Effective Time will be, classified as a disregarded entity within the meaning of Treasury Regulations Section 301.7701-2(a) (or, in the case of the Company, a partnership (but not a “publicly traded partnership” within the meaning of Section 7704 of the Code)) for U.S. federal income tax purposes. None of the Company nor any of its Subsidiaries owns any stock, partnership interest or other type of equity interest in any Person (other than Regulatory Research Associates, Inc., SNL Information Services Philippines, Inc. and minority equity interests in entities the aggregate value of which is less than 0.1% of the sum of all amounts treated as consideration paid hereunder to the Unitholders for Tax purposes, and, for the avoidance of doubt, other than any equity interests in entities classified as disregarded entities within the meaning of Treasury Regulations Section 301.7701-2(a)) for U.S. federal income tax purposes.

(o) No Subsidiary of the Company that is classified as a corporation for U.S. federal income tax purposes owns (and at the Effective Time, no such Subsidiary will own) any Units.

3.19. Insurance.

The Company Disclosure Schedules set forth a list as of the date hereof of all material casualty, general liability, professional liability, product liability, property, motor vehicle, workers’ compensation and other insurance policies maintained by the Company or any of its Subsidiaries (collectively, the “Insurance Policies”). Each of the Insurance Policies is in full force and effect and no written notice has been received by the Company or any of its Subsidiaries from any insurance carrier purporting to cancel coverage under any of the Insurance Policies. There are no pending material claims under the Insurance Policies by the Company or any of its Subsidiaries as to which the insurers have denied liability in writing. The Company and its Subsidiaries have made timely premium payments with respect to all of the Insurance Policies. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice of a material default under, or a termination or cancellation of, or a material increase in premium with respect to, any of the Insurance Policies. The Company makes no representation or warranty herein that insurance coverage under the Insurance Policies will be continued or is continuable after the Closing.

3.20. Agreements with Company Related Persons.

(A) Neither the Company nor any of its Subsidiaries is indebted, or is a party to any Contract pursuant to which it is liable for any payment, to any holder of more than five percent (5%) of the outstanding Units or to any director, manager or officer of the Company or any of its Subsidiaries or to any Affiliate or immediate family member of any of the foregoing (each, a “Company Related Person”), other than (i) indebtedness for salaries or fees for services rendered, (ii) reimbursable business expenses incurred in the ordinary course of business, or (iii) benefits under the Plans, nor (B) is any Company Related Person indebted, or is a party to any Contract pursuant to which it is liable for any payment, to the Company or any of its Subsidiaries, other than (iv) indebtedness for advances made to directors, managers, officers or employees of the Company or any of its Subsidiaries in the ordinary course of business to meet reimbursable business expenses reasonably anticipated to be incurred by such individuals (each arrangement described by clause (A) or (B), other than the arrangements described in sub-clauses (i) through (iv), an “Affiliate Arrangement”). To the Knowledge of the Company, no Company Related Person has any direct or indirect ownership interest in any Person with which the Company or any of its Subsidiaries has a material business relationship or any Person that competes with the Company or any of its Subsidiaries (other than ownership of stock in publicly-traded companies).

3.21. Customers and Suppliers.

The Company Disclosure Schedules set forth a true and complete list of (a) the twenty (20) largest customers of the Company and its Subsidiaries, on a consolidated basis determined by dollar volume of subscription value as of December 31, 2014 and June 30, 2015 (collectively, the “Top Customers”) and (b) the ten (10) data suppliers that are counterparties to the ten (10) largest data supply Contracts of the Company and its Subsidiaries, on a consolidated basis determined by dollar volume of expenditures, for the fiscal year ended December 31, 2014 and the six (6) months ended June 30, 2015 (collectively, the “Top Suppliers”). Since January 1, 2015, there has been no termination, cancellation or non-renewal of the business relationship of the Company or any of its Subsidiaries with, or default or dispute between the Company or any of its Subsidiaries and, (i) any Top Customers or Top Suppliers or (ii) any other supplier, vendor, customer, reseller or client of the Company or any of its Subsidiaries, which, in the case of clause (ii), would have or be reasonably expected to be, individually or in the aggregate, material to the Company.

3.22. No Brokers.

Neither the Company nor any of its Subsidiaries has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the Ancillary Documents or the Contemplated Transactions.

3.23. Disclaimer.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, NONE OF THE COMPANY, ANY OF ITS UNITHOLDERS OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, ADVISORS, AGENTS OR REPRESENTATIVES HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, TO PARENT, MERGER SUB OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO SECTION 6.3(C) OF THIS AGREEMENT, BY THE UNITHOLDERS’ REPRESENTATIVE IN SECTION 9.1(E) OR BY AN EQUITY HOLDER IN A LETTER OF TRANSMITTAL OR OPTION PAYMENT LETTER DELIVERED BY SUCH EQUITYHOLDER PURSUANT TO THIS AGREEMENT. FURTHERMORE, NO REPRESENTATION OR WARRANTY HAS BEEN MADE OR IS BEING MADE HEREIN TO PARENT, MERGER SUB OR ANY OTHER PERSON (A) AS TO MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR QUALITY, WITH RESPECT TO ANY TANGIBLE ASSETS OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT (OR ANY OTHER REPRESENTATION OR WARRANTY REFERRED TO IN SECTION 2-312, 2-314 OR 2-315 OF THE UNIFORM COMMERCIAL CODE OF ANY APPLICABLE JURISDICTION), (B) WITH RESPECT TO ANY PROJECTIONS, FORECASTS, BUSINESS PLANS, ESTIMATES OR BUDGETS DELIVERED OR MADE AVAILABLE TO PARENT, MERGER SUB OR ANY OTHER PERSON, OR (C) WITH RESPECT TO ANY OTHER INFORMATION OR DOCUMENTS MADE AVAILABLE AT ANY TIME TO PARENT, MERGER SUB OR ANY OTHER PERSON EXCEPT, IN THE CASE OF CLAUSES (A) AND (C) ONLY, AS EXPRESSLY COVERED BY A REPRESENTATION OR WARRANTY MADE BY THE COMPANY IN THIS ARTICLE III OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY PURSUANT TO SECTION 6.3(C) OF THIS AGREEMENT, BY THE UNITHOLDERS’ REPRESENTATIVE IN SECTION 9.1(E) OR BY AN EQUITY HOLDER IN A LETTER OF TRANSMITTAL OR OPTION PAYMENT LETTER DELIVERED BY SUCH EQUITYHOLDER PURSUANT TO THIS AGREEMENT.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

4.1. Organization.

Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Virginia. All of the issued and outstanding equity interests of Merger Sub are owned directly by Parent free and clear of all Liens.

4.2. Authorization and Enforceability.

Parent and Merger Sub each have full power and authority to execute, deliver and perform this Agreement and the Ancillary Documents to which it is, or at the Closing will be, a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Ancillary Documents to which Parent or Merger Sub is, or at the Closing will be, a party and the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder have been duly authorized by Parent or Merger Sub, as applicable and no other proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize the execution, delivery or performance of this Agreement or those Ancillary Agreements. This Agreement and each of the Ancillary Documents executed and delivered as of the date hereof by Parent or Merger Sub have been, and each of the Ancillary Documents to be executed and delivered at the Closing by Parent or Merger Sub will be at the Closing, duly executed and delivered by Parent and/or Merger Sub, as applicable, and constitute, or as of the Closing will constitute, a valid and legally binding agreement of Parent and/or Merger Sub, as applicable, enforceable against Parent and/or Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and authorized and approved the Merger in accordance with the applicable provisions of Merger Sub’s Organizational Documents and the Limited Liability Company Act of the State of Virginia.

4.3. No Violation.

The execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Documents to which Parent or Merger Sub is, or at the Closing will be, a party, the consummation by Parent and Merger Sub of the Contemplated Transactions and the compliance by Parent and Merger Sub with the terms of this Agreement and the Ancillary Documents to which Parent or Merger Sub is, or at the Closing will be, a party will not (a) conflict with or violate any provision of the Organizational Documents of Parent or Merger Sub, (b) assuming that all consents, approvals and authorizations contemplated by Section 4.4 have been obtained and all filings described therein have been made, conflict with or violate in any material respect any Laws applicable to Parent or Merger Sub or by which they or any of their respective properties is bound or affected, or (c) or conflict with or result in the breach of any agreement reflecting obligations of Parent or Merger Sub for Indebtedness. Neither Parent nor Merger Sub nor any of their respective Affiliates is subject to any Contract that would reasonably be expected, individually or in the aggregate, to materially hinder, impair or delay the consummation of the Contemplated Transactions or to have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party, or to perform them in a timely manner.

4.4. Governmental Consents.

No Governmental Consents are required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or any Ancillary Documents to which Parent or Merger Sub is, or at the Closing will be, a party or the consummation by Parent or Merger Sub of the Contemplated Transactions, other than (a) a filing under the HSR Act, and (b) and those consents listed in Schedule 4.4 being delivered by Parent (it being understood that, in making the representations and warranties contained in this Section 4.4, Parent and Merger Sub are relying, to the extent applicable, on the accuracy and completeness of the information and documents provided by the Company).

4.5. Litigation.

There is no Litigation pending or, to the Knowledge of Parent, threatened, against Parent or Merger Sub which questions the validity of this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party or seeks to prohibit, enjoin or otherwise challenge Parent’s or Merger Sub’s ability to consummate the Contemplated Transactions or which would reasonably be expected, individually or in the aggregate, to materially hinder, impair or delay the consummation of the Contemplated Transactions or to have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party, or to perform them in a timely manner. Neither Parent nor Merger Sub is subject to any outstanding Order arising from any Litigation that would reasonably be expected, individually or in the aggregate, to materially hinder, impair or delay the consummation of the Contemplated Transactions or to have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party, or to perform them in a timely manner.

4.6. Sufficient Funds.

At the Closing, Parent will have available to it sufficient funds to permit Parent and Merger Sub to satisfy all of their obligations under this Agreement, including the payments required pursuant to Article II hereof and any Ancillary Documents to which either (or both) of them is, or at the Closing will be, a party, and to otherwise consummate the Contemplated Transactions.

4.7. Operations of Merger Sub.

Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

4.8. No Inducement or Reliance; Independent Assessment.

(a) Neither Parent nor Merger Sub has been induced by or has relied upon any representations, warranties or statements, whether express or implied and whether oral or written, that are not expressly set forth in Article III (including the Company Disclosure Schedules), in any certificate delivered by the Company pursuant to Section 6.3(c) of this Agreement, by the Unitholders’ Representative in Section 9.1(e) or by an Equityholder in a Letter of Transmittal or Option Payment Letter delivered by such Equityholder pursuant to this Agreement. Neither the Company nor any of the Unitholders or any of their respective Affiliates, officers, directors, employees, advisors, agents or representatives (collectively, the “Company Parties”) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, any of its Subsidiaries or the Contemplated Transactions except for the representations and warranties made by the Company as expressly set forth in Article III, as set forth in any certificate delivered by the Company pursuant to Section 6.3(c) of this Agreement, by the Unitholders’ Representative as set forth in Section 9.1(e) or by an Equityholder in a Letter of Transmittal or Option Payment Letter delivered pursuant to this Agreement, and, except as expressly set forth in this Agreement none of the Company Parties will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, advisors, agents or representatives (collectively, the “Parent Representatives”), or the use by Parent, Merger Sub or any of the Parent Representatives, of any information (including publications or data room information), in any form provided to Parent, Merger Sub or any of the Parent Representatives in connection with the Contemplated Transactions. Parent is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and its Subsidiaries and the Contemplated Transactions, which investigation, review and analysis were conducted by Parent together with expert advisors, including legal counsel, that it has engaged for such purpose and, in making the determination to enter into this Agreement and to proceed with the Contemplated Transactions, Parent and Merger Sub have relied on the results of their own independent investigation. Parent and its representatives have been provided with full and complete access to the representatives, properties, offices and other facilities, books and records of the Company and its Subsidiaries and other information that they have requested in connection with their investigation of the Company and its Subsidiaries and the Contemplated Transactions.

(b) Without limiting the generality of Section 4.8(a), Parent and Merger Sub acknowledge that none of the Company Parties has made, makes or will make any representation or warranty, express or implied, as to the prospects of the Company or any of its Subsidiaries or their profitability for Parent or Merger Sub, or with respect to any forecasts, projections or business plans made available to Parent and Merger Sub or any of the Parent Representatives in connection with Parent’s and Merger Sub’s review of the Company and its Subsidiaries.

4.9. No Brokers.

None of Parent, Merger Sub or any of their respective Affiliates has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the Ancillary Documents or the Contemplated Transactions for which the Company or any of its Affiliates could be responsible if the Closing does not occur.

4.10. Disclaimer.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, NONE OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, ADVISORS, AGENTS OR REPRESENTATIVES HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, TO THE COMPANY OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY MADE BY PARENT AND MERGER SUB IN THIS ARTICLE IV OR IN ANY CERTIFICATE DELIVERED BY PURCHASER OR MERGER SUB PURSUANT TO SECTION 6.2(C) THIS AGREEMENT.

ARTICLE V

Covenants

5.1. Conduct of the Company.

(a) Except as required by Law, as otherwise permitted or contemplated by this Agreement, as set forth in Exhibit F hereto, or as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof and prior to the Closing:

(i) the Company shall, and shall cause each of its Subsidiaries to, conduct its business and operations in the ordinary course, consistent with past practice, and to the extent consistent therewith (A) use its reasonable best efforts to maintain its assets and properties and to preserve its current relationships with customers, employees, suppliers and others having business dealings with it such that its business will not be materially impaired, (B) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice, and (C) use its reasonable best efforts to preserve the goodwill and ongoing operations of its business; and

(ii) the Company shall not, and shall cause each of its Subsidiaries not to:

(1) modify any of its Organizational Documents;

(2) issue, sell or authorize the issuance of, any Equity Securities of the Company or any of its Subsidiaries, other than issuances in connection with the exercise of the Options by the holders thereof, or split, combine, reclassify, repurchase, reorganize or redeem any of its Equity Securities;

(3) incur, assume, guarantee or permit to exist any Indebtedness, except in the ordinary course of business consistent with past practice;

(4) enter into any Contract that purports to limit, curtail or restrict the kinds of businesses which it may conduct or the Persons with which, or geographic area in which, it can compete;

(5) acquire by merging or consolidating with, or by purchasing an equity interest in or significant portion of the assets of, any business or Person, other than any of the foregoing involving solely the Company and/or one or more of its Subsidiaries;

(6) divest, sell or otherwise dispose of, or encumber any asset of the Company or any of its Subsidiaries (including equity interests of any of the Company’s Subsidiaries), other than the sale of goods or services in the ordinary course of business and the imposition of Permitted Liens;

(7) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(8) enter into or adopt any employee benefit plan, policy, agreement, contract or arrangement that would be a Plan or Company Employment Contract if in effect on the date hereof, or, except to the extent required by Law, amend or terminate any Plan or Company Employment Contract;

(9) increase the compensation, commission, bonus, fee or other direct or indirect remuneration or benefits payable to any of its current or former employees, directors or other Service Providers, or pay or award any incentive compensation or fee to any current or former employees, directors or other Service Providers, in each case, except (x) to the extent required by any existing Plan or Company Employment Contract as in effect on the date of this Agreement or (y) with respect to customary adjustments in the ordinary course of business consistent with past practice to base salaries or base wages of employees below the level of director;

(10) (A) (I) except in the ordinary course of business, including ordinary course extensions at the end of a term, enter into, transfer, terminate, modify or amend, or (II) release, waive any material right under, assign or otherwise change any material rights under, or (III) discharge any other party of any material obligations under, any Material Contract, (B) grant an exclusive license of any material Company Intellectual Property to any third party Person or (C) enter into, amend or modify any Affiliate Arrangements other than those that will be terminated by the parties thereto on the Closing Date or that by their terms terminate or cease to be in effect at the Closing;

(11) make any material loan, advance or capital contribution to, or investment in, any Person, other than loans, advances or capital contributions to or investments in a Subsidiary of the Company in the ordinary course of business consistent with past practice;

(12) create or eliminate, or increase or decrease the balance of, any debt between or among the Company’s Subsidiaries or between or among the Company and any Subsidiary, other than in the ordinary course of business consistent with past practice;

(13) enter into, adopt, amend or terminate any Labor Agreement;

(14) hire or terminate the employment or services of (other than for cause) any employee, director or other Service Provider who has target annual compensation greater than $200,000 or any other employee at the level of director or above;

(15) fund or otherwise secure (or agree to fund or otherwise secure) any compensation or benefits under any Plan or Company Employment Contract, except to the extent required by any existing Plan or Company Employment Contract as in effect on the date of this Agreement;

(16) (A) settle or compromise any material Litigation, (B) enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment of money (C) or forgive, cancel, compromise, waive, release or assign any material right or claim;

(17) make, change or revoke any Tax election, file any amended Tax Return, take any position on any Tax Return or adopt any method therein that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods, agree to extend the statute of limitations in respect of any material amount of Taxes, change any annual Tax accounting period, change any material method of Tax accounting, enter into any “closing agreement” or similar agreement with any Taxing Authority, surrender any right or claim to a material refund of Taxes, or settle, compromise or abandon any Tax claim for, or other Tax Proceeding relating to, a material amount of Taxes;

(18) change its financial accounting policies or procedures, except to the extent required to conform with GAAP, or make any changes in the management of working capital or cash;

(19) change its fiscal year; or

(20) enter into a binding agreement or otherwise irrevocably commit to do any of the foregoing.

(b) Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations. Notwithstanding anything to the contrary in this Agreement, no consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would violate or conflict with any applicable Laws.

5.2. Access to Information Prior to the Closing.

From the date hereof and prior to the Closing, the Company shall provide Parent, Merger Sub and their representatives reasonable access during regular business hours to all facilities, books and records and personnel of the Company and its Subsidiaries as Parent and Merger Sub may reasonably request; provided that (a) Parent, Merger Sub and their representatives shall take such action as is deemed necessary in the reasonable judgment of the Company or any of its Subsidiaries to schedule such access and visits through an individual designated by the Company and in such a way as to avoid disrupting in any material respect the normal business of the Person providing access, (b) neither the Company nor any of its Subsidiaries shall be required to take any action which would adversely affect the ability to assert attorney-client, attorney work product or other privilege or would compromise its confidential information, (c) neither the Company nor any of its Subsidiaries shall be required to supply any information which, in its reasonable judgment, such Person is under a contractual or legal obligation not to supply or which is a trade secret or commercially sensitive, and (d) in no event shall Parent, Merger Sub or any of their representatives be permitted to conduct any sampling of soil, sediment, ground water, surface water or building material in connection with any such access; provided, that the Company will use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of clauses (b) or (c) shall not apply. Any disclosure during any investigation by Parent, Merger Sub or their representatives shall not constitute an enlargement of the representations or warranties of the Company beyond those specifically set forth in this Agreement. All information and access given to Parent, Merger Sub and their representatives shall be subject to the terms and conditions of the Confidentiality Agreement. Subject to the foregoing, the Company shall deliver or cause to be delivered to Parent monthly operating reports regarding the Company and its Subsidiaries, in each case, to the extent as prepared by the Company in the ordinary course of business consistent with past practice.

5.3. Regulatory Filings.

(a) As soon as reasonably practicable following the date hereof (and in any event no later than five (5) Business Days after the date hereof) and pursuant to the applicable requirements of the HSR Act or any other applicable antitrust, competition or trade regulation Laws, the parties shall cause to be filed with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) Notification and Report Forms, and with any other applicable Governmental Authority the applicable registration, declaration, filing or notification, in each case relating to the Contemplated Transactions. Each of Parent and the Company shall (a) promptly supply the other party with any information which may be required in order to effectuate such filings, subject to applicable Laws, and (b) respond as promptly as practicable to any inquiries received from the FTC, the DOJ or any other applicable Governmental Authority for additional information or documentation. Each of Parent and the Company shall (i) promptly notify and apprise the other party of any material communication between that party and the FTC, the DOJ or any other applicable Governmental Authority and, subject to applicable Laws, discuss with and permit the other party to review in advance (and consider all of the other party’s reasonable comments in connection with) any proposed written communication to any of the foregoing; (ii) consult with the other party, to the extent practicable, in advance of participating in any substantive meeting or discussion with the FTC, the DOJ or any other applicable Governmental Authority with respect to any filings, investigation or inquiry concerning the Contemplated Transactions and, to the extent permitted by such Governmental Authority, give the other party the opportunity to attend and participate thereat; and (iii) to the extent practicable and subject to applicable Laws, furnish the other party with copies of all written correspondence, filings and communications between such party and its Affiliates and their respective representatives on the one hand, and any Governmental Authority or members of its staff on the other hand, with respect to the Contemplated Transactions. Subject to Section 5.3(b) and upon the terms and conditions set forth herein, each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to eliminate impediments under any antitrust, competition or trade regulation Laws that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to make effective as promptly as practicable, but in no event later than the End Date, including obtaining clearance under the HSR Act and any other applicable antitrust, competition or trade regulation Laws and approvals, if any, from any Governmental Authorities.

(b) In furtherance and not in limitation of the foregoing, Parent shall take any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory requirement of Law so as to enable the parties hereto to close the Contemplated Transactions as promptly as practicable, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, the sale, divesture or disposition of any of its immaterial assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ immaterial businesses, product lines or assets or one or more of the businesses, product lines or assets of the Company and its Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any Litigation, which would otherwise have the effect of preventing or materially delaying the Closing; provided, that notwithstanding anything in this Agreement to the contrary, Parent shall not be required to take any such actions (x) unless any such action is conditioned upon and not effective until (and subject to) the consummation of the Merger or (y) which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect (as measured prior to the Effective Time). In addition, Parent shall defend through Litigation on the merits any claim asserted in court by any party with respect to the legality of the Merger under the HSR Act and any other applicable antitrust, competition or trade regulation Laws and approvals in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent or delay the Closing. Neither the Company nor any of its Subsidiaries shall propose, commit, agree or submit to (or offer to commit, agree or submit to) any of the actions, terms or conditions set forth in this Section 5.3(b) with any Governmental Authority, or effect any such actions, without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned).

5.4. Tax Matters.

(a) Tax Returns.

(i) The Unitholders’ Representative shall prepare or cause to be prepared, and timely file or cause to be timely filed, all federal, state, and local Flow-Thru Tax Returns for the Company and its non-corporate Subsidiaries for Pre-Closing Tax Periods (“Pre-Closing Flow-Thru Returns”). All Pre-Closing Flow-Thru Returns shall be prepared in a manner consistent with the respective past practices of the Company and the Subsidiaries, except as otherwise required by applicable Law. The Unitholders’ Representative shall deliver a draft of any Pre-Closing Flow-Thru Return to Parent for its review and comment no later than thirty (30) days prior to the due date for the filing of such Pre-Closing Flow-Thru Returns and the Unitholders’ Representative shall reasonably and in good faith, prior to filing, consider any reasonable comments received from Parent on any such Pre-Closing Flow-Thru Return.

(ii) Without the prior written consent of the Unitholders’ Representative (not to be unreasonably withheld, delayed or conditioned), Parent will not file (or cause or permit any other Person to file) any amended Pre-Closing Flow-Thru Return (or any other amended Tax Return for any Pre-Closing Tax Period that would cause or result in additional Flow-Thru Taxes) or extend any statute of limitations with respect to Flow-Thru Taxes relating to any Pre-Closing Tax Period.

(iii) Notwithstanding any other provision of this Agreement, the Unitholders’ Representative shall have the right in its sole discretion to elect at its sole expense to represent the interests of the Company and the Unitholders in any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes in respect of Taxes (“Tax Proceeding”) regarding any Pre-Closing Flow-Thru Return. Parent shall promptly notify the Unitholders’ Representative in writing upon receiving notice from any Taxing Authority of the commencement of any Tax Proceeding regarding any Pre-Closing Flow-Thru Return. Parent shall take all action reasonably necessary (including providing a power of attorney) to enable the Unitholders’ Representative to exercise its control rights as set forth in this Section 5.4(a)(iii). The Unitholders’ Representative shall not settle, abandon or compromise any such Tax Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), if such settlement could reasonably be expected to have an adverse effect which is material on (including by materially increasing the Tax liability of) Parent or any of its Affiliates (including the Company and its Subsidiaries). The Unitholders’ Representative shall keep Parent informed of the progress of all such Tax Proceedings and shall provide copies of all written communications with any Taxing Authority related to such Tax Proceedings, and Parent shall be permitted to participate in any such Tax Proceeding

(iv) Parent shall, and shall cause the Company to, and the Unitholders’ Representative shall, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns, the conduct of any Tax Proceeding or the determination of any liability for Taxes hereunder. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company shall retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax periods and shall abide by all record retention agreements entered into with any Taxing Authority, and shall give the Unitholders’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that Tax period, and if the Unitholders’ Representative so requests, the Company shall allow the Unitholders’ Representative to take possession of such books and records rather than destroying or discarding such books and records. Parent and the Unitholders’ Representative further agree, promptly upon reasonable request, to use their reasonable best efforts to obtain in good faith any certificate or other document from any Taxing Authority as may be necessary to mitigate, reduce, or eliminate any Transfer Tax that could be imposed with respect to the transactions contemplated by this Agreement.

(b) Certain Transactions. Parent agrees to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing as occurring on the day following the Closing Date to the extent permitted by Law.

(c) Transfer Taxes. Notwithstanding anything herein to the contrary, any Transfer Taxes shall be paid by Parent. Parent shall prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes with the cooperation of the Unitholders’ Representative, and, if required by Law, the other parties shall, and shall cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties hereto and the Unitholders shall cooperate in good faith to minimize or reduce any applicable Transfer Taxes.

(d) Refunds. Parent shall pay over to the Unitholders’ Representative (on behalf of the Unitholders), any Tax refunds and any amounts credited (in lieu of a refund) against Tax (reduced by any reasonable costs or expenses (including Taxes) actually incurred in connection therewith), which Parent, the Company or any of the Company’s U.S. Subsidiaries receives in cash or realizes through a credit (in lieu of a refund) against Taxes payable and that are attributable to any Pre-Closing Tax Period, within forty (40) Business Days after receipt of such refund or credit, but only to the extent that such refund or credit (in lieu of a refund) is of or against U.S. federal, State or local income Taxes that are Flow-Thru Taxes. For the avoidance of doubt, in no event shall Parent be required to pay over any refunds or credits of or against Taxes imposed on or payable by the Company or any of its Subsidiaries.

(e) Certain Elections. Parent shall be entitled to make, or cause its relevant Affiliate to make, an election under Section 338(g) of the Code with respect to the acquisition (or deemed acquisition) of any Subsidiary of the Company that is incorporated or organized in a jurisdiction other than the United States, any State thereof or the District of Columbia and that is treated as a corporation for U.S. federal income tax purposes.

5.5. Employee Matters.

(a) For a period of at least one (1) year following the Closing, each employee of the Company who continues to be employed by the Surviving Company after the Closing Date (collectively, the “Company Employees”) shall be entitled to receive, while employed by the Surviving Company during such one (1)-year period, at least the same base salary, wages and cash bonus opportunity as were provided to him or her immediately prior to the Closing. Notwithstanding the foregoing, neither Parent nor the Surviving Company shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing, subject to applicable Laws.

(b) For a period of at least one (1) year following the Closing, each Company Employee shall be entitled to receive, while employed by the Surviving Company during such one (1)-year period, employee benefits, including severance, retirement, welfare and fringe benefits (other than equity compensation awards), that are at least substantially comparable, in the aggregate, to those benefits provided to similarly situated employees of Parent and its Affiliates; provided, that for purposes of this sentence the employee benefit plans provided to such Company Employee as of immediately prior to the Closing shall be deemed to be substantially comparable, in the aggregate, to those provided to similarly situated employees of Parent and its Affiliates, it being understood that the Company Employees may commence participation in the benefit plans of Parent and its Affiliates on different dates following the Closing with respect to different benefit plans. Notwithstanding the foregoing, neither Parent nor the Surviving Company shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing, subject to applicable Laws.

(c) For purposes of participation of a Company Employee in an employee benefit plan of Parent or any of its Affiliates (including the Surviving Company) (a “Parent Benefit Plan”), each Company Employee shall be credited with all years of service for which such Company Employee was credited before the Closing under any comparable Plans, except (i) to the extent such credit would result in a duplication of benefits for the same period of service, (ii) for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, or (iii) for purposes of any Parent Benefit Plan (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, and without limiting the generality of the foregoing, Parent and its Affiliates shall use commercially reasonably efforts to cause: (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent that coverage under such Parent Benefit Plans replaces coverage under comparable Plans in which such Company Employee participated; (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Plan to be waived for such Company Employee and his or her covered dependents; and (iii) any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Plan ending on the date such Company Employee’s participation in the corresponding Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

(d) Parent or the Surviving Company shall (i) credit each of the Company Employees with an amount of paid vacation and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Company Employee had accrued but not yet used or cashed out as of the Closing Date under the Company’s or any of its Subsidiaries’ vacation and sick leave policies as in effect immediately prior to the Closing to the extent accrued on the Financial Statements, and (ii) for a period of at least one (1) year following the Closing, allow each of the Company Employees to use such accrued vacation and sick leave days at such times as each would have been allowed under the Company’s or any of its Subsidiaries’ vacation and sick leave policies as in effect immediately prior to the Closing.

(e) In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Plan, Parent Benefit Plan, Company Employment Contract or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, or any of their respective Subsidiaries or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any Plan, Parent Benefit Plan, Company Employment Contract or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former employee, director or other Service Provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

(f) Between the date hereof and the Closing Date, each of Regulatory Research Associates, Inc. and SNL Information Services Philippines, Inc. will submit to a vote of the Company for its determination any payments or benefits that in the absence of such a vote could reasonably be viewed as “parachute payments” (as defined in Section 280G(b)(1) of the Code), made to any individuals that are “disqualified individuals” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to Regulatory Research Associates, Inc. or SNL Information Services Philippines, Inc. Such vote (if required) shall meet the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder (including obtainment of any necessary waivers), and any related materials (including information statements and waivers) shall be in a form reasonably satisfactory to Parent. Parent shall timely provide each of Research Associates, Inc. and SNL Information Services Philippines, Inc. with sufficient information regarding any potential parachute payments payable under any arrangements by and between Parent or any of its Subsidiaries (other than the Company and its Subsidiaries), on the one hand, and disqualified individuals, on the other hand, entered into before Closing but that first become effective on or after Closing (including pursuant to the Employment Agreement Extensions with the individuals set forth on Annex A), so that those payments may be considered in any such vote.

5.6. Indemnification; Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Company to fulfill and honor in all respects the obligations of the Company or any of its present or former Subsidiaries to each Person who is now, or has been at any time prior to the date hereof, an officer, director or limited liability company manager of the Company or any of its present or former Subsidiaries (including any individual serving as a fiduciary of any employee benefit plan of the Company or any of its present or former Subsidiaries) and each Person Controlling any of the foregoing Persons (collectively, the “Company Indemnified Parties”) for indemnification and advancement of expenses pursuant to any indemnification provisions under the Organizational Documents of the Company or any of its present or former Subsidiaries as in effect on the date of this Agreement and pursuant to any indemnity agreement as in effect on the date of this Agreement by and between the Company or any of its present or former Subsidiaries and any Company Indemnified Party (each, an “Indemnity Agreement”). From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to maintain in their respective Organizational Documents the provisions with respect to indemnification and exculpation from liability as set forth in the respective Organizational Documents of the Company and its Subsidiaries as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Company Indemnified Party.

(b) From and after the Effective Time, the Surviving Company shall indemnify, defend and hold harmless each of the Company Indemnified Parties against all losses, claims, damages, liabilities, obligations, costs and expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred by or imposed on any of the Company Indemnified Parties in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as an officer, director or limited liability company manager of the Company or any of its present or former Subsidiaries now or at any time prior to the date hereof (including serving as a fiduciary of any employee benefit plan of the Company or any of its present or former Subsidiaries) or as a Controlling Person of any of the foregoing, or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, whether incurred or imposed before, at or after the Effective Time. In the event of any claim, investigation or Litigation in respect of any matter described in clause (i) or (ii) of the preceding sentence (each, an “Action”), (A) the Surviving Company shall, within ten (10) days following a request therefor, pay on an as-incurred basis the fees and expenses of counsel to the Company Indemnified Party in advance of the final disposition of such Action, upon receipt by the Surviving Company of an undertaking by or on behalf of the Company Indemnified Party to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that the Company Indemnified Party is not entitled to be indemnified as authorized in this Section 5.6 and (B) the Surviving Company shall be entitled to control the defense of such Action with counsel of its own choosing that is reasonably acceptable to the Company Indemnified Party, will actively defend such Action and will consult with the Company Indemnified Party with respect to significant decisions in the defense of such Action and take such Person’s views into account in good faith; provided that the Surviving Company shall not enter into any settlement of such Action without the prior written consent of the Company Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned) unless such settlement is solely for monetary damages, does not involve any finding or determination of wrongdoing or violation of Law by the Company Indemnified Party and provides for a full, unconditional and irrevocable release of the Company Indemnified Party from all liability in connection with such Action; and provided, further, that if the Surviving Company does not actively defend such Action, the Company Indemnified Party shall be entitled to assume the defense of such Action with counsel of its own choosing at the expense of the Company (provided that the Company Indemnified Party shall not enter into any settlement of such Action without the prior written consent of the Surviving Company, which consent shall not be unreasonably withheld, delayed or conditioned).

(c) For a period of six (6) years following the Effective Time, the Surviving Company shall cause to be maintained directors’ and officers’ and fiduciary liability insurance covering the Company Indemnified Parties who are currently covered, in their capacities as directors and officers or as fiduciaries of any employee benefit plan, by the Company’s or any of its Subsidiaries’ existing directors’ and officers’ and fiduciary liability insurance policies (collectively, the “Insured Company Indemnified Parties”), which insurance shall provide the same coverage and be on the same terms as such existing insurance; provided that Parent and the Surviving Company shall not be required, in order to maintain or procure such coverage, to pay an annual premium in excess of three hundred percent (300%) of the aggregate of the current annual premiums paid by the Company and its Subsidiaries for their existing coverage (the “Premium Cap”); provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Premium Cap, Parent and the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Premium Cap. Notwithstanding the foregoing, the Company and the Parent shall co-operate in good faith and use their reasonable best efforts, prior to the Closing, to purchase directors’ and officers’ and fiduciary liability insurance tail coverage for the Insured Company Indemnified Parties providing the coverage described in, and on the terms and conditions set forth in, the first sentence of this Section 5.6(c). To the extent the premium for such tail coverage has not been paid prior to the close of business on the day immediately preceding the Closing Date, Parent shall, or shall cause the Surviving Company to, pay such premium promptly when due, and, to the extent the premium for such tail coverage has been paid prior to the close of business on the day immediately preceding the Closing Date, the lesser of (i) the amount of such premium payment and (ii) the amount that is six (6) times the Premium Cap shall be added to the Closing Cash. If such tail coverage is purchased, and provided that such coverage remains in effect for the six (6) years following the Effective Time, the Surviving Company shall be deemed to have satisfied its obligations under the first sentence of this Section 5.6(c). The Surviving Company shall not cancel or reduce any such tail coverage or take any other action that would impair the coverage thereunder. Any insurance proceeds received by Parent or the Surviving Company from any liability insurance policies purchased or maintained in accordance with this Section 5.6(c) shall be paid to the Insured Company Indemnified Party, to the extent Parent or the Surviving Company has not already paid the liability on behalf of the Insured Company Indemnified Party or reimbursed the Insured Company Indemnified Party therefor, as promptly as practicable after receipt of such proceeds by Parent or the Surviving Company, as the case may be.

(d) The Surviving Company shall pay, as and when incurred, all reasonable fees, costs and expenses, including reasonable attorneys’ fees and expenses and court costs, that may be incurred by the Company Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.6.

(e) This Section 5.6 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Company Indemnified Parties and the Insured Company Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Company.

5.7. Non-Solicitation.

From the date hereof and prior to the Closing, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent and Merger Sub) relating to a possible Acquisition Transaction;

(b) participate in any discussions or negotiations or enter into any Contract with, or provide any non-public information to, any Person (other than Parent and Merger Sub) relating to or in connection with a possible Acquisition Transaction; or

(c) accept any proposal or offer from any Person (other than Parent and Merger Sub) relating to a possible Acquisition Transaction.

5.8. Preservation of Books and Records.

For a period of six (6) years following the Closing or such longer time as may be required by Law:

(a) Parent shall not, and shall cause its Affiliates not to, dispose of or destroy any of the books and records of the Company or any of its Subsidiaries relating to periods prior to the Closing (the “Books and Records”) without first offering to turn over possession thereof to the Unitholders’ Representative by written notice to the Unitholders’ Representative at least thirty (30) days prior to the proposed date of such disposal or destruction;

(b) Parent shall, and shall cause its Affiliates to, provide the Unitholders’ Representative and its representatives reasonable access to the Books and Records upon reasonable notice and at reasonable times at Parent’s principal place of business or at any location where any Books and Records are stored, and the Unitholders’ Representative shall have the right, at its own expense, to make copies of any of the Books and Records; provided that any such access or copying shall be had or done in such a manner so as not to unreasonably interfere with the normal conduct of Parent’s business or adversely affect the ability to assert attorney-client privilege or attorney work product or compromise any proprietary or sensitive information contained in such Books and Records; provided that Parent will use its reasonable best efforts to make appropriate substitute disclosure arrangements under such circumstances; and

(c) Parent shall, and shall cause its Affiliates to, make available to the Unitholders’ Representative upon reasonable notice and at reasonable times and in accordance with reasonable procedures established by Parent, upon written request of the Unitholders’ Representative (i) Parent’s or its Affiliates’ personnel to assist the Unitholders’ Representative in locating and obtaining any Books and Records and (ii) any of Parent’s or its Affiliates’ personnel whose assistance or participation is reasonably required by the Unitholders’ Representative or any of its representatives in anticipation of, or preparation for, any existing or future Litigation or other matter in which any Equityholder or any of its Affiliates is involved, subject to Parent’s being reimbursed for reasonable out-of-pocket expenses incurred in performing the covenants contained in this Section 5.8.

(d) For six (6) years following the Closing, the Unitholders’ Representative shall not, and shall cause its Affiliates not to, disclose to any other Person by any means any non-public information of the Company or its Subsidiaries included in the Books and Records; unless (i) such disclosure is required by applicable Law or legal or administrative process, including responding to any summons or subpoena; (ii) such disclosure is made in connection with the Unitholders’ Representative’s or its Affiliate’s fundraising, marketing, information or reporting activities and consists only of non-public information of the type that the Unitholders’ Representative or its Affiliates would ordinarily disclose about its or their former portfolio companies in connection with such activities, (iii) such disclosure is made in connection with any Litigation to which the Unitholders’ Representative or any Affiliate is a party, whether as plaintiff or defendant or a witness, or (iv) such disclosure is made to such Unitholders’ Representative’s or its Affiliate’s attorneys, accountants or other advisors that are subject to a similar obligation of confidentiality to the Unitholders’ Representative. In the event such disclosure is required by applicable Law, legal or administrative process, the Unitholders’ Representative shall provide Parent with prompt written notice thereof (unless prohibited by Law) so that Parent or the Surviving Company may seek a protective order or other appropriate remedy; provided, that if such protective order or other remedy is not obtained, the Unitholders’ Representative or such other Person will furnish only that portion of the non-public information that is legally required to be disclosed and will obtain reliable assurance that confidential treatment will be accorded any such non-public information so furnished. Notwithstanding the foregoing, Parent and the Company acknowledge that the Unitholders’ Representative has advised that certain of its Affiliates are registered investment advisors or regulated financial institutions and thus subject to routine examinations, investigations, regulatory sweeps or other regulatory inquiries, and agree that such Persons shall not be required to comply with the process described in this Section 5.8(d) in respect of disclosures made to a regulatory agency, self-regulatory organization, governmental agency or examiner thereof in the course of any such routine examinations, investigations, sweeps or inquiries that are not targeted towards Parent or the Surviving Corporation, and any such disclosure shall be permitted.

5.9. Public Announcements.

The initial press release announcing the execution and delivery of this Agreement shall be in a form mutually agreed upon by the Company, Parent and the Unitholders’ Representative. None of Parent, Merger Sub, the Company (prior to the Closing) or the Unitholders’ Representative will, and each of Parent, Merger Sub and the Company will cause (to the extent within their power and authority) their Affiliates and representatives not to, issue or make any press release or public statement with respect to this Agreement or the Contemplated Transactions providing information beyond that already included in the initial press release without the prior written consent of Parent and the Company, except as may be required by Law or the rules of any applicable stock exchange; provided that the party proposing to issue any press release or similar public announcement or communication in compliance with any such disclosure obligations shall use its reasonable best efforts to consult in good faith with the other party before doing so.

5.10. Release.

(a) Effective upon the Closing, the Company, for itself and on behalf of each of its former, present and future Subsidiaries (each of the foregoing, a “Releasing Party”), hereby releases and forever discharges each Person who is now, or who will have been at any time prior to the Closing, an officer, director or member of the Company or of any of its present or former Subsidiaries (or a fiduciary of any employee benefit plan of the Company or of any of its present or former Subsidiaries) and each Person Controlling any of the foregoing Persons (each of the foregoing, a “Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Releasing Parties had, now has or may in the future have, at law or in equity, against any of the Released Parties in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as an officer, director or member of the Company or of any of its present or former Subsidiaries (or as a fiduciary of any employee benefit plan of the Company or of any of its present or former Subsidiaries) or as a Person Controlling any of the foregoing Persons, or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the Closing (each, a “Released Claim”), in each case except for (x) any rights against a Released Party in its capacity as a member of the Company under such Released Party’s Letter of Transmittal and/or Option Payment Letter, and (y)any claims, rights, obligations, debts, liabilities, actions or causes of action that arise as a result of Actual Fraud or other criminal act by the Released Party. Each of Parent and Merger Sub hereby acknowledges the release by the Company and its Subsidiaries set forth in the preceding sentence and covenants and agrees that it will honor such release and will not, and will cause the Surviving Company and its Subsidiaries not to, take any action inconsistent therewith (including commencing any Litigation with respect to, or directly or indirectly transferring to another Person, any Released Claim).

(b) This Section 5.10 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Parties, and shall be binding on all successors and assigns of Parent and the Surviving Company.

5.11. Termination of Affiliate Arrangements.

Immediately prior to the Closing but effective as of 11:59 P.M. Eastern Time on the day immediately preceding the Closing Date, the Company shall terminate, or cause to be terminated, the Registration Rights Agreement, the Management Rights Letter and all other Affiliate Arrangements, in each case, without continuing liability of the Company or any of its Subsidiaries.

5.12. Reasonable Best Efforts.

Subject to the terms and conditions set forth herein and to applicable legal requirements, each of the parties shall cooperate and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including the satisfaction of the respective conditions set forth in Article VI.

5.13. Consents.

Each of Parent and Merger Sub acknowledges that certain consents to the Contemplated Transactions may be required from parties to Contracts to which the Company and/or any of its Subsidiaries is a party (including the Material Contracts) and such consents have not been obtained and may not be obtained. Each of Parent and Merger Sub agrees that neither the Company nor any of the Equityholders shall have any liability whatsoever to Parent or Merger Sub (and neither Parent nor Merger Sub shall be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Contemplated Transactions or because of the default, acceleration or termination of or loss of right under any such Contract as a result thereof. Parent and Merger Sub further agree that no representation, warranty, covenant or agreement of the Company contained herein shall be breached or deemed breached and no condition to the obligations of Parent and Merger Sub shall be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or loss of right or any Litigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination or loss of right. At Parent’s written request prior to the Closing, the Company shall (and shall cause its Subsidiaries to) cooperate with Parent in any reasonable manner in connection with Parent obtaining any such consents; provided that such cooperation shall not include any requirement of the Equityholders, the Company or any of its Subsidiaries or other Affiliates to expend money, commence any Litigation, waive or surrender any right, modify any Contract (including any Material Contract) or offer or grant any other accommodation or concession (financial or otherwise) to any third party or otherwise suffer any detriment, except in the case of the Company or any of its Subsidiaries, any waiver, surrender, modification, accommodation, concession or detriment that is conditioned upon and not effective until (and subject to) the consummation of the Merger.

5.14. Financing Cooperation; Payoff Letters.

(a) The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective directors, officers, employees, advisors, accountants and other representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in arranging any third party debt financing (the “Financing”) for the purpose of financing the Contemplated Transactions and all related fees and expenses, including providing customary financial statements and other financial information to the extent reasonably available for use in (and as required under) any such Financing, cooperating in “due diligence” activities customary for any such Financing and using reasonable best efforts to cause their accountants to deliver comfort letters customary for any such financing (with customary exclusions); provided, that each recipient of confidential information of the Company or its Subsidiaries shall agree to be subject to the terms and conditions of the Confidentiality Agreement or otherwise hold in confidence such information pursuant to (and to the extent required under) other customary arrangements; provided, further, that none of the Company or any of its Subsidiaries and none of their respective directors, managers, officers or employees shall be required to pay any commitment or other similar fee or incur any other liability or expense (other than fees and expenses which will be reimbursed by Parent if this Agreement is terminated in accordance with Article VIII, or which will be treated as Closing Cash if the Closing occurs), or take any limited liability company action to approve or execute any agreement, document or instrument, in either case, relating to such Financing prior to the Closing.

(b) The Company shall take all actions required to repay all Closing Funded Indebtedness, terminate any commitments in respect thereof and cause the release of any related Liens or guarantees, and shall use reasonable best efforts to take or cause to be taken all actions required to repay all Closing NMP Indebtedness, terminate any commitments in respect thereof and cause the release of any related Liens or guarantees, in each case, on or prior to the Closing Date. The Company shall use reasonable best efforts to deliver to Parent, no later than two (2) Business Days prior to the Closing Date, a customary payoff letter with respect to each item of Closing Funded Indebtedness or Closing NMP Indebtedness (each, a “Payoff Letter”), which shall (i) indicate the total amount of principal, interest, premium, fees or other amounts required to repay in full such Closing Funded Indebtedness or Closing NMP Indebtedness on the Closing Date (the “Payoff Amount”) and (ii) state that all obligations in respect thereof shall be terminated or released substantially concurrently with receipt of the Payoff Amount on the Closing Date.

ARTICLE VI

Conditions to Closing

6.1. Conditions to All Parties’ Obligations.

The obligations of the parties to consummate the Contemplated Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived, to the extent permitted by Law, by the parties):

(a) No Prohibition. No Law or Order that prohibits the consummation of the Contemplated Transactions shall be in effect as of the Closing Date.

(b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

6.2. Conditions to the Company’s Obligations.

The obligations of the Company to consummate the Contemplated Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by the Company):

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in Article IV shall be true and correct in all respects (without regard to any qualifications as to materiality or material adverse effect contained in such representations and warranties) as of the Closing Date as though made as of the Closing Date, except to the extent that the failure to be so true and correct would not reasonably be expected, individually or in the aggregate, to materially hinder, impair or delay the consummation of the Contemplated Transactions or to have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or any of the Ancillary Documents to which it is, or at the Closing will be, a party.

(b) Performance. Parent and Merger Sub shall have, in all material respects, performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by Parent or Merger Sub, respectively, at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate from Parent executed by an executive officer of Parent on behalf of Parent, dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in Sections 6.2(a) and 6.2(b).

(d) Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

6.3. Conditions to Parent’s and Merger Sub’s Obligations.

The obligations of Parent and Merger Sub to consummate the Contemplated Transactions are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Parent):

(a) Representations and Warranties. The representations and warranties of the Company contained in Article III and of the Unitholders’ Representative contained in 9.1(e) shall be true and correct in all respects (without regard to any qualifications as to Company Material Adverse Effect or materiality contained in such representations and warranties) as of the Closing Date as though made as of the Closing Date (except for any such representation and warranty which addresses matters only as of a specific date, which representation and warranty shall continue as of the Closing Date to be true and correct in all respects (without regard to any qualifications as to Company Material Adverse Effect or materiality contained in such representations and warranties) as of such specific date), except to the extent that the failure to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance. The Company shall have, in all material respects, performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by the Company at or prior to the Closing.

(c) Officer’s Certificate. Parent shall have received a certificate from the Company executed by an executive officer of the Company on behalf of the Company, dated as of the Closing Date, certifying as to the fulfillment of the conditions set forth in Sections 6.3(a) and 6.3(b).

(d) Escrow Agreement. The Unitholders’ Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(e) Payoff Letters. Parent shall have received Payoff Letters relating to all Closing Funded Indebtedness of the Company and its Subsidiaries that is indicated on the Closing Date Statement as being payable at the Closing and as requiring a payoff letter, and a Payoff Letter with respect to all Closing NMP Indebtedness and evidence reasonably satisfactory to Parent that simultaneously with the Closing the Closing NMP Indebtedness shall be repaid pursuant to the Payoff Letter by the NMP Group.

(f) FIRPTA Certificate. Parent shall have received from the Company a certificate pursuant to Treasury Regulations Section 1.1445-11T(d)(2) and reasonably satisfactory to Parent certifying that fifty percent or more of the value of the gross assets of the Company do not consist of U.S. real property interests (within the meaning of Section 1445 of the Code and the Treasury Regulations promulgated thereunder).

ARTICLE VII

Survival

7.1. Survival.

The representations and warranties of the parties set forth in this Agreement and in the Closing Certificates and the covenants and agreements of the parties which require performance prior to the Closing shall survive until the Closing and shall thereupon terminate and expire. The covenants and agreements of the parties set forth in this Agreement to be performed on or after the Closing shall survive the Closing.

ARTICLE VIII

Termination

8.1. Termination.

This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent;

(b) by written notice from Parent to the Company (provided that Parent and Merger Sub are not then in material breach of any of their representations, warranties, covenants or other agreements contained in this Agreement) if (i) the Company shall have failed to consummate the Closing when required in accordance with the terms of this Agreement or (ii) a breach of or failure to perform any representation, warranty, covenant or agreement of the Company set forth herein shall have occurred, which breach or failure to perform (x) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.3(a) or 6.3(b), and (y) after receipt by the Company of written notice from Parent of such breach or failure to perform, cannot be or has not been cured on or prior to the End Date;

(c) by written notice from the Company to Parent (provided that the Company is not then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement) if (i) Parent or Merger Sub shall have failed to consummate the Closing when required in accordance with the terms of this Agreement or (ii) a breach of or failure to perform any representation, warranty, covenant or agreement of Parent or Merger Sub set forth herein shall have occurred, which breach or failure to perform (x) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.2(a) or 6.2(b), and (y) after receipt by Parent of written notice from the Company of such breach or failure to perform, cannot be or has not been cured on or prior to the End Date;

(d) by written notice from either the Company or Parent to the other party at any time after January 25, 2016 (as such date may be extended pursuant to Section 9.17), (such date, the “End Date”)) if the Closing shall not have occurred on or prior to such date; provided, however, that if on the End Date the conditions set forth in Section 6.1(a) or Section 6.1(b) (in the case of Section 6.1(a), as a result of any Antitrust Law or any Order arising under any Antitrust Law) shall not have been satisfied, then, at the written election of either the Company or Parent, the End Date may be extended no more than three (3) times in the aggregate, each time by a period of one (1) month (and in the case of such extension, any reference to the End Date in any other provision of this Agreement shall be a reference to the End Date, as extended); provided, further, however that the right to terminate this Agreement under this Section 8.1(d) shall not be available to such party if the action or inaction of such party or any of its Affiliates has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or inaction constitutes a breach of this Agreement; or

(e) by written notice from either the Company or Parent if there exists Law a or final, non-appealable Order that prohibits the consummation of the Contemplated Transactions; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall have complied with and performed its obligations under Section 5.3.

8.2. Procedure and Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 8.1, written notice thereof shall be given by the terminating party to the other parties, and this Agreement, and all rights, remedies and obligations of the parties under this Agreement, shall thereupon terminate without further action by any of the parties and without further liability on the part of any of the parties or any of their respective officers, directors, employees, stockholders or members, except for the provisions of this Article VIII, Article IX, the last sentence of Section 5.2 and Section 5.9, and the provisions of the Confidentiality Agreement, all of which shall remain in effect; provided that nothing herein shall relieve any party from any liability for damages arising out of its breach of any of its covenants or agreements contained in this Agreement or for Actual Fraud.

(b) If this Agreement is terminated pursuant to Section 8.1, Parent shall promptly cause to be returned to the Company or destroyed all documents and information obtained in connection with this Agreement and the Contemplated Transactions and all documents and information obtained in connection with Parent’s investigation of the Company from any of the Company Parties, including any copies made by or supplied to Parent or any of the Parent Representatives of any such documents or information.

(c) In the event that (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d) or Section 8.1(e), (ii) at the time of the termination of this Agreement, the conditions set forth in Section 6.1(a) or Section 6.1(b) (in the case of Section 6.1(a), as a result of any Antitrust Law or any Order arising under any Antitrust Law) shall not have been satisfied, (iii) the failure of the conditions in Section 6.1(a) or Section 6.1(b) to be satisfied did not result from any breach by the Company of any covenant or obligation set forth in this Agreement, and (iv) at the time of the termination of this Agreement all other conditions set forth in Section 6.1 and Section 6.3 shall otherwise have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination), then concurrently with such termination (in the case of a termination by Parent) or within five (5) Business Days following such termination (in the case of a termination by the Company), Parent shall pay to the Company a non-refundable fee in the amount of One Hundred and Thirty-Three Million, Five Hundred Thousand Dollars ($133,500,000) (the “Parent Termination Fee”). The Company agrees that in any circumstance where the Parent Termination Fee is payable to the Company pursuant to this Section 8.2(c), (x) the sole and exclusive remedy of the Company, the Unitholders’ Representative, the Equityholders and all of their respective Affiliates against Parent, Merger Sub or any of their directors, officers, equityholders, controlling persons, employees or other Affiliates (the “Parent Related Parties”) for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Parent Termination Fee pursuant to this Section 8.2(c) and (y) upon payment of the Parent Termination Fee in accordance with this Section 8.2(c), no Person shall have any rights or claims against any of the Parent Related Parties under, and none of the Parent Related Parties shall have any further liability or obligation resulting from or arising out of, this Agreement or any Ancillary Agreement, in respect of any oral representations made or alleged to be made in connection herewith or in respect of the Contemplated Transactions, whether at law or equity, in contract, in tort or otherwise.

ARTICLE IX

Miscellaneous

9.1. Unitholders’ Representative.

In order to facilitate each party’s exercise of its rights and performance of its obligations hereunder:

(a) Each Letter of Transmittal and Option Payment Letter shall provide that the Unitholders’ Representative shall be the agent and attorney-in-fact for each of the Unitholders with full power and authority (including full power of substitution) to act for and on behalf of such Equityholder with respect to all matters arising from or in any way relating to this Agreement, any Ancillary Documents (including the Escrow Agreement) or any of the Contemplated Transactions, including the full power and authority (i) to make all determinations and take all actions in connection with any purchase price adjustment pursuant to Section 2.8, (ii) to amend or waive any provision of this Agreement or any of the Ancillary Documents, (iii) to execute and deliver all agreements (including the Ancillary Documents), certificates, receipts, consents, elections, instructions and other documents (including any amendments thereto or waivers thereof) required or contemplated by, or deemed necessary or advisable by the Unitholders’ Representative in its sole discretion in connection with, this Agreement, any of the Ancillary Documents or the Contemplated Transactions, and (iv) to do all other things and to perform all other acts required or contemplated by, or deemed necessary or advisable by the Unitholders’ Representative in its sole discretion in connection with, this Agreement, any of the Ancillary Documents or the Contemplated Transactions. Notices given to the Unitholders’ Representative in accordance with the provisions of this Agreement shall constitute notice to the Equityholders for all purposes under this Agreement, and Parent, Merger Sub and any other party to an Ancillary Document in dealing with the Unitholders’ Representative may conclusively rely, without inquiry, upon any act of the Unitholders’ Representative as the act of the Equityholders.

(b) Each Letter of Transmittal and Option Payment Letter shall provide that (i) the appointment of the Unitholders’ Representative is an agency coupled with an interest and is irrevocable, (ii) any action taken by the Unitholders’ Representative pursuant to the authority set forth in this Section 9.1 and therein shall be effective and absolutely binding on each Equityholder notwithstanding any contrary action of or direction from such Equityholder, except for actions or omissions of the Unitholders’ Representative constituting Actual Fraud or willful misconduct, and (iii) the death or incapacity, or dissolution or other termination of existence, of any Equityholder shall not terminate the authority and agency of the Unitholders’ Representative. The Unitholders’ Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement, any Ancillary Documents to which it is a party in its capacity as such and the Letters of Transmittal and Option Payment Letters, and no implied covenants, agreements, functions, duties, responsibilities, obligations or liabilities of the Unitholders’ Representative shall be read into this Agreement, the Ancillary Documents, the Letters of Transmittal or the Option Payment Letters or shall otherwise exist. Each Letter of Transmittal and Option Payment Letter shall provide that the Unitholders’ Representative shall not be liable to any Equityholder or to any other Person with respect to any action taken or omitted to be taken by the Unitholders’ Representative in its role as Unitholders’ Representative, unless such action or omission constitutes Actual Fraud or willful misconduct on the part of the Unitholders’ Representative.

(c) The Company, Parent and Merger Sub acknowledge and agree that the Unitholders’ Representative is party to this Agreement solely for purposes of serving as the “Unitholders’ Representative” and that no claim shall be brought by or on behalf of the Company, the Surviving Company, Parent or Merger Sub against the Unitholders’ Representative in its capacity as such with respect to this Agreement, any Ancillary Document or the Contemplated Transactions (it being understood that any covenant or agreement that requires performance by the “parties” or a “party” at or prior to the Closing shall not be deemed to require performance by the Unitholders’ Representative unless performance by the Unitholders’ Representative is expressly provided for in such covenant or agreement).

(d) Each Letter of Transmittal and Option Payment Letter shall provide that the Unitholders’ Representative shall be entitled to full reimbursement from the Equityholder for, and full indemnification by the Equityholder against, any and all expenses, losses and liabilities, including reasonable attorneys’ fees (collectively, the “Unitholders’ Representative Expenses”), incurred by the Unitholders’ Representative in the performance or discharge of its duties. In furtherance thereof, at the Closing, the Unitholders’ Representative Expense Amount shall be paid to and held by the Escrow Agent in an account (the “Unitholders’ Representative Expense Fund”) to enable the Unitholders’ Representative to satisfy its obligations hereunder and out of which the Unitholders’ Representative may cause to be paid, or reimburse itself for the payment of, the Unitholders’ Representative Expenses incurred by the Unitholders’ Representative in the performance or discharge of its duties. The Unitholders’ Representative shall have sole and exclusive authority to disburse and pay amounts placed into the Unitholders’ Representative Expense Fund. Each Letter of Transmittal and Option Payment Letter shall provide that, from time to time after the Closing Date, in the event that the Unitholders’ Representative determines that any then-remaining balance of the Unitholders’ Representative Expense Fund is not sufficient to pay actual or anticipated Unitholders’ Representative Expenses incurred by the Unitholders’ Representative in the performance or discharge of its duties, each Equityholder shall be obligated, within ten (10) days after delivery of written notice from the Unitholders’ Representative, to contribute to the Unitholders’ Representative Expense Fund such Equityholder’s pro rata portion (based on the consideration payable in the Merger in respect of the number of Units held, or underlying any Options held by such Equityholder as of immediately prior to the Effective Time) of the aggregate additional amount to be deposited in the Unitholders’ Representative Expense Fund as the Unitholders’ Representative determines is necessary and which amount shall be set forth in such written notice and, in addition, that the Unitholders’ Representative shall be entitled to withhold funds from any payment to the Equityholders hereunder or under any Ancillary Document in the event that the Unitholders’ Representative determines that any then-remaining balance of the Unitholders’ Representative Expense Fund may not be sufficient to pay actual or anticipated Unitholders’ Representative Expenses incurred by the Unitholders’ Representative in the performance or discharge of its duties.

(e) The Unitholders’ Representative represents and warrants to Parent and Merger Sub as follows:

(i) The Unitholders’ Representative has been duly formed and is validly existing as a limited partnership under the laws of the State of Delaware. The Unitholders’ Representative has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party in its capacity as such.

(ii) The execution and delivery by the Unitholders’ Representative of this Agreement and the Ancillary Agreements to which it is a party in its capacity as such and the performance by the Unitholders’ Representative in its capacity as such of its obligations hereunder and thereunder do not and will not conflict with or violate any provision of any applicable law, rule or regulation of any Governmental Authority applicable to, or the organizational documents of, the Unitholders’ Representative.

(iii) No notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority is necessary for the execution by the Unitholders’ Representative of this Agreement or the Ancillary Agreements to which it is a party in its capacity as such or the performance by the Unitholders’ Representative in its capacity as such of its obligations hereunder and thereunder.

9.2. Expenses.

Except as otherwise provided herein, all fees and expenses incurred in connection with the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Contemplated Transactions are consummated. If any Litigation is commenced by any party hereto, or by any Third Party Beneficiary, to enforce its rights under this Agreement against, or seeking damages from, any other party hereto, all fees, costs and expenses, including reasonable attorneys’ fees and expenses and court costs, incurred by the prevailing party in such Litigation shall be reimbursed by the non-prevailing party.

9.3. Notices.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered, if delivered personally, (b) on the date the delivering party receives confirmation during normal business hours (and, if not during normal business hours, the next Business Day), if delivered by facsimile or electronic mail (provided that, in the case of delivery by facsimile, a copy is also delivered in another manner permitted hereunder; and provided, further, that notices to the Unitholders’ Representative may not be delivered by facsimile), (c) three (3) Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested) or (d) one (1) Business Day after being sent by overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):

If to the Company prior to the Effective Time:

SNL Financial LC

One SNL Plaza

Charlottesville, Virginia 22902

Attn: Daniel Oakey

Fax: 434-293-0403

Email: doakey@snl.com

With copies (which shall not constitute notice) to the Unitholders’ Representative at the address set forth below and to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attn: Aviva F. Diamant, Esq. and Andrew Colosimo, Esq.

Fax: 212-859-4000

Email: aviva.diamant@friedfrank.com;

            andrew.colosimo@friedfrank.com

If to the Surviving Company after the Effective Time:

SNL Financial LC

c/o McGraw Hill Financial, Inc.

55 Water Street

New York, New York 10041

Attn: General Counsel

Fax: 212-438-2277

Email: lucy.fato@mhfi.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn: Trevor S. Norwitz, Esq.

Fax: 212-403-2333

Email: TSNorwitz@wlrk.com

If to the Unitholders’ Representative:

New Mountain Partners III (AIV-C), L.P.

c/o New Mountain Capital

787 7th Avenue

New York, New York 10019

Attn: Pete Masucci and Vignesh Aier

Fax: 212-582-2277

Email: PMasucci@newmountaincapital.com

            vaier@newmountaincapital.com

With a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attn: Aviva F. Diamant, Esq. and Andrew Colosimo, Esq.

Fax: 212-859-4000

Email: aviva.diamant@friedfrank.com;

            andrew.colosimo@friedfrank.com

If to Parent or Merger Sub:

McGraw Hill Financial, Inc.

55 Water Street

New York, New York 10041

Attn: General Counsel

Fax: 212-438-2277

Email: lucy.fato@mhfi.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn: Trevor S. Norwitz, Esq.

Fax: 212-403-2333

Email: TSNorwitz@wlrk.com

9.4. Governing Law.

This Agreement shall in all respects be governed by, and construed in accordance with, the Laws (excluding conflict of laws rules and principles) of the State of Delaware applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance; provided that the Merger of the Company with and into Merger Sub shall be governed by the Act.

Notwithstanding anything contrary in this Agreement, (i) each of the parties hereto agrees that no Financing Source shall have any liability or obligation to the Unitholders, the Company or any of the Unitholders’ or the Company’s Affiliates and each Unitholder and the Company hereby waives any and all rights or claims against the Financing Sources in each case to the extent relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby, and in each case whether at law or equity, in contract, in tort or otherwise and (ii) each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties hereto further agree that all of the provisions of Section 9.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this paragraph.

9.5. Entire Agreement.

This Agreement, together with the Exhibits hereto, the Company Disclosure Schedules and the other Schedules hereto, the Ancillary Documents and the Confidentiality Agreement, constitutes the entire agreement of the parties relating to the subject matter hereof and supersedes all prior contracts or agreements, whether oral or written.

9.6. Severability.

Should any provision of this Agreement or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such invalidity or unenforceability and shall be enforced to the greatest extent permitted by Law, (b) such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction, and (c) such invalidity or unenforceability shall not affect or invalidate any other provision of this Agreement.

9.7. Amendment.

Neither this Agreement nor any of the terms hereof may be amended, restated, supplemented or modified orally, but only by an instrument in writing signed by the parties hereto; provided that the observance of any provision of this Agreement may be waived in writing by the party that will lose the benefit of such provision as a result of such waiver; provided, further that no amendment, restatement, supplement or modification shall be made to this Agreement that would materially adversely affect the rights of any Financing Source as set forth in Sections 9.4, 9.7, 9.9 and 9.13 without the consent of such Financing Source.

9.8. Effect of Waiver or Consent.

No waiver or consent, express or implied, by any party of or to any breach or default by any other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a waiver or consent of or to any other breach or default in the performance by such other party of the same or any other obligations of such other party hereunder. No single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, shall preclude any other or further exercise thereof or the exercise of any other right or power. Failure on the part of a party to complain of any act of any other party or to declare any other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such first party of its rights hereunder until the applicable statute of limitations period has run.

9.9. Parties in Interest; Limitation on Rights of Others.

(a) The terms of this Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective legal representatives, successors and assigns. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the parties hereto and their respective legal representatives, successor and assigns) any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise; provided that (i) prior to the Closing (subject to Section 9.9(b)), the Unitholders shall be third party beneficiaries of the provisions of this Agreement, with the right to pursue claims for damages (including damages based on loss of the economic benefits of the transactions contemplated hereby to the Unitholders) and other relief (including specific performance or other equitable relief) for any breach of this Agreement by Parent or Merger Sub, whether or not this Agreement has been validly terminated pursuant to Article VIII, and (ii) from and after the Closing, (A) subject to Sections 9.1 and 9.9(c), the Equityholders shall be third party beneficiaries of the provisions of Article II, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) against Parent and the Surviving Company for any breach by Parent or the Surviving Company of the applicable provisions of Article II (including the failure to make any of the payments required to be made by Parent or the Surviving Company as provided for in Article II), (B) the Company Indemnified Parties and the Insured Company Indemnified Parties shall be third party beneficiaries of the applicable provisions of Section 5.6, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) in the event of any breach thereof, and (C) the Released Parties shall be third party beneficiaries of the provisions of Section 5.10, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) in the event of any breach thereof and (iii) the Financing Sources shall be third party beneficiaries of the provisions of Sections 9.4, 9.7, 9.9 and 9.13, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) in the event of any breach thereof. In addition to the foregoing, Fried Frank (including its partners and employees) shall be a third party beneficiary of Section 9.20, with the right to pursue claims for damages and other relief (including specific performance or other equitable relief) in the event of any breach thereof.

(b) The rights granted pursuant to clause (i) of Section 9.9(a) shall be enforceable on behalf of the Unitholders only by the Company, as agent for the Unitholders, acting at the exclusive direction of the Unitholders’ Representative in its sole and absolute discretion, it being understood and agreed that any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Unitholders’ Representative’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the holders of record of Units as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company in any manner that the Company deems fit.

(c) The rights granted pursuant to sub-clause (ii)(A) of Section 9.9(a) to the Equityholder (other than any right that is specific to an Equityholder and is not of a type that is shared with all other Equityholders) shall be enforceable on behalf of the Equityholders only by the Unitholders’ Representative in its sole and absolute discretion. Except as set forth in the preceding sentence, under no circumstances shall any such rights of the Equityholders be enforceable by such Equityholder or any Person acting for or on their behalf (other than the Unitholders’ Representative). For the avoidance of doubt, the right of an Equityholder to receive the consideration payable in the Merger specifically in respect of such Person’s Units and/or Options (as opposed to the right of all Equityholders to receive a portion of the consideration payable in the Merger) is specific to the Equityholder and may be enforced by the Equityholder directly.

9.10. Assignability.

This Agreement shall not be assigned by the Company without the prior written consent of Parent and Merger Sub. This Agreement shall not be assigned by Parent or Merger Sub without the prior written consent of the Company, except that Parent or Merger Sub may assign any or all of its rights, but not its obligations, hereunder to any lender providing financing to Parent or Merger Sub in connection with the Closing, and Parent and Merger Sub may assign this Agreement (in whole but not in part) to one or more Affiliates of Parent; provided, that, such assignment does not delay, hinder or impair the ability of Parent and Merger-Sub to consummate the Contemplated Transactions; and, provided, further, that no such assignment shall relieve Parent or Merger Sub of its obligations under this Agreement.

9.11. Disclosure Generally.

The disclosure of any matter in any Section of this Agreement shall be deemed to be a disclosure for all purposes of this Agreement. The disclosure of any matter in any of the Company Disclosure Schedules shall be deemed to be a disclosure against each and every other applicable schedule of the Company Disclosure Schedules whether or not an explicit cross-reference appears; provided that the relevance of such disclosure to such other schedule is reasonably apparent on the face thereof. No reference to or disclosure of any item or other matter in the Company Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedules. The information set forth in the Company Disclosure Schedules is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of any Law or breach of any Contract. The Company Disclosure Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, covenants and agreements of the Company. Nothing in the Company Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any covenant or agreement. Matters reflected in the Company Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedules. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. The information and the dollar thresholds set forth in the Company Disclosure Schedules shall not be used as a basis for interpreting the terms “material” or “Company Material Adverse Effect” or other similar terms in this Agreement.

9.12. Jurisdiction; Court Proceedings.

Any Litigation against any party to this Agreement arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware in the County of New Castle or the Delaware Court of Chancery of the State of Delaware, and each of the parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Litigation and agrees not to commence any Litigation relating thereto except in such courts; provided that a final judgment in any such Litigation shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Litigation in any federal court located in the State of Delaware in the County of New Castle or the Delaware Court of Chancery of the State of Delaware, (b) any claim that any such Litigation brought in any such court has been brought in an inconvenient forum or (c) any claim that any such court does not have jurisdiction with respect to such Litigation. To the extent that service of process by mail is permitted by Law, each party irrevocably consents to the service of process in any such Litigation in such courts by the mailing of such process by registered or certified mail, postage prepaid, to such party at its address for notices provided for herein.

9.13. Waiver of Jury Trial.

EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BY AND AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH LITIGATION.

9.14. No Other Duties.

The only duties and obligations of the parties under this Agreement are as specifically set forth in this Agreement, and no other duties or obligations shall be implied in fact, at law or in equity, or under any principle of fiduciary obligation.

9.15. Reliance on Counsel and Other Advisors.

Each party has consulted such legal, financial, technical or other expert as it deems necessary or desirable before entering into this Agreement. Each party represents and warrants that it has read, knows, understands and agrees with the terms and conditions of this Agreement.

9.16. Remedies.

All remedies, either under this Agreement or at law or otherwise afforded to the parties hereunder, shall be cumulative and not alternative, and any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, to recover damages by reason of any breach of this Agreement and to exercise all other rights granted at law, in equity or otherwise.

9.17. Specific Performance.

The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement. It is accordingly agreed that (i) the parties hereto shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.12 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance and other equitable relief is an integral part of the Contemplated Transactions and without that right, neither Parent or Merger Sub nor the Company would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at Law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.17 shall not be required to provide any bond or other security in connection with any such order or injunction. If, on or prior to the End Date, any party hereto brings any Litigation, in each case in accordance with Section 9.12, to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended (x) for the period during which such Litigation is pending, plus ten (10) Business Days or (y) by such other time period established by the court presiding over such Litigation, as the case may be.

9.18. Counterparts.

This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. A signature delivered by facsimile transmission or by electronic mail in portable document format (.pdf) shall be deemed to be an original signature for all purposes under this Agreement.

9.19. Further Assurances.

If at any time after the date hereof any further action is necessary or desirable to fully effect the Contemplated Transactions, each of the parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request.

9.20. Legal Representation.

Each of the parties to this Agreement acknowledges that Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) currently serves as counsel to both (a) the Company and its Subsidiaries and (b) the NMP Group, including New Mountain Partners III (AIV-C), L.P. in its capacity as the Unitholders’ Representative, in connection with the negotiation, preparation, execution and delivery of this Agreement and the Ancillary Documents and the consummation of the Contemplated Transactions. There may come a time, including after consummation of the Contemplated Transactions, when the interests of the NMP Group and the Company or any of its Subsidiaries may no longer be aligned or when, for any reason, the NMP Group, Fried Frank or the Company or any of its Subsidiaries believes that Fried Frank can or should no longer represent both the NMP Group and the Company or any of its Subsidiaries. The parties understand and specifically agree that Fried Frank may withdraw from representing the Company and its Subsidiaries and continue to represent the NMP Group (or any other Equityholder), even if the interests of the NMP Group (or such other Equityholder), and the interests of the Company or any of its Subsidiaries are or may be adverse, including in connection with any dispute arising out of or relating to this Agreement, any of the Ancillary Documents or the Contemplated Transactions, and even though Fried Frank may have represented the Company and its Subsidiaries in a matter substantially related to such dispute or may be handling ongoing matters for the Company or any of its Affiliates, and Parent, Merger Sub and the Company hereby consent thereto and waive any conflict of interest arising therefrom. Each of the parties further agrees that, as to all communications among Fried Frank, the Company, any of its Subsidiaries and the NMP Group (or any other Equityholder) related to the Contemplated Transactions, the attorney-client privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the NMP Group and shall not pass to or be claimed by the Company or any of its Affiliates. In addition, if the Contemplated Transactions are consummated, the Company and its Subsidiaries shall have no right of access to or control over any of Fried Frank’s records related to the Contemplated Transactions, which shall become the property of (and be controlled by) the NMP Group. Furthermore, in the event of a dispute between the NMP Group and the Company or any of its Subsidiaries arising out of or relating to any matter related to the Contemplated Transactions in which Fried Frank acted for them both, none of the attorney-client privilege, the expectation of client confidence or any other rights to any evidentiary privilege will protect from disclosure to the NMP Group any information or documents related to the Contemplated Transactions developed or shared during the course of Fried Frank’s joint representation of the NMP Group and the Company and its Subsidiaries. The parties further agree that it would be impracticable to remove from the records (including emails and other electronic files) of the Company and its Subsidiaries any communications with or among Fried Frank, the Company, any of its Subsidiaries, any Equityholder and any other member of the NMP Group that are related to the Contemplated Transactions. The Company, its Subsidiaries, Parent and Merger Sub agree to instruct their employees and representatives not to access, review or otherwise use, examine or rely upon such communications related to the Contemplated Transactions that may remain in the records of the Company or its Subsidiaries, and the parties agree that no attorney-client privilege, attorney work product or other privilege or protection is waived or intended to be waived by allowing such material to remain in the files of the Company or its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Company or any of its Subsidiaries and a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the Surviving Company (including on behalf of its Subsidiaries) may assert the attorney-client privilege to prevent disclosure of confidential communications by Fried Frank to such third party; provided, that neither the Surviving Company nor any of the Group Companies may waive such privilege without the prior written consent of the Unitholders’ Representative, on behalf of the Equityholders.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first written above.

PARENT:	MCGRAW HILL FINANCIAL, INC.

	By:	/s/ Jack Callahan
Name: Jack Callahan Title: EVP – Chief Financial Officer

Signature Page to Agreement and Plan of Merger

MERGER SUB:	VENUS SUB LLC

	By:	/s/ Jack Callahan
Name: Jack Callahan Title: President, Chief Financial Officer

Signature Page to Agreement and Plan of Merger

COMPANY:	SNL FINANCIAL LC:

	By:	/s/ Michael Chinn
Name: Michael Chinn Title: President and CEO

Signature Page to Agreement and Plan of Merger

UNITHOLDERS’ REPRESENTATIVE:	NEW MOUNTAIN PARTNERS III (AIV-C), L.P., solely as the Unitholders’ Representative

	By:	New Mountain Investments III, L.L.C. its general partner

	By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger